                                         Filed pursuant to Rule 424(b)(3) under
                                         the Securities Act of 1933, as amended.
                                                Commission File No. 33-61300-01



PROSPECTUS SUPPLEMENT
---------------------



                           UNITED MERCHANDISING CORP.


                              -------------------


                       SENIOR SUBORDINATED NOTES DUE 2002
                        (INTEREST RATE 13 5/8% PER ANNUM;
                   REDEEMABLE COMMENCING SEPTEMBER 15, 1997)


        The attached quarterly report on Form 10-Q of United Merchandising Corp., a California corporation (the "Company"), for the quarterly period ending March 30, 1997 (the "10-Q"), should be deemed a supplement to the Company's prospectus dated May 7, 1997 (the "Prospectus") pertaining to the offer of up to $500,000 in aggregate principal amount of the Company's 13 5/8% Senior Subordinated Notes due 2002. The Prospectus should be read in conjunction with the financial statements, management's discussion and analysis of financial condition and results of operations, and other information contained in the 10-Q.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 10-Q

[ X ] QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                  For the quarterly period ended March 30, 1997

[   ]    OR TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         AND EXCHANGE ACT OF 1934.


For the transition period from __________________ to _________________________

Commission File Number:   33-61300 and 33-61096


                           UNITED MERCHANDISING CORP.
             (Exact name of registrant as specified in its charter)
                                   California
                            (State of Incorporation)
                                   95-1854273
                     (I.R.S employer identification number)
                         2525 EAST EL SEGUNDO BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 536-0611
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)



Indicate by check mark whether the registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was
required to file such reports). Yes   X    No
                                    -----     -----

Indicate by check mark whether the registrant has been subject to such filing
requirements for the past 90 days. Yes   X    No
                                       -----     -----

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date. 1,300 shares of common stock, zero par value, at May 13, 1997.

                           UNITED MERCHANDISING CORP.

                                      INDEX

                                                                               Page No.
                                                                               --------
Title Page                                                                        1

Index                                                                             2

PART I -FINANCIAL INFORMATION

    Item 1.       Financial Statements (Unaudited)

                  Balance Sheets - March 30, 1997 and
                  December 29, 1996                                               3

                  Statements of Operations -
                  13 weeks ended March 30, 1997 and 13 weeks ended
                  March 31, 1996                                                  4

                  Statements of Cash Flows -
                  13 weeks ended March 30, 1997 and 13 weeks ended
                  March 31, 1996                                                  5

                  Notes to Financial Statements                                   6

     Item 2.      Management's Discussion and Analysis of Financial
                  Condition and Results of Operations                             7-10


PART II - OTHER INFORMATION

     Item 1.      Legal Proceedings                                              11

     Item 2.      Changes in Securities                                          11

     Item 3.      Defaults Upon Senior Securities                                11

     Item 4.      Submission of Matters to a Vote of
                     Security-Holders                                            11

     Item 5.      Other Information                                              11

     Item 6.      Exhibits and Reports on Form 8-K                               11-13


SIGNATURES                                                                       14

                           UNITED MERCHANDISING CORP.

                                 Balance Sheets
                             (Dollars in thousands)


                                                                   March 30,      December 29,
                                                                     1997             1996
                                                                   ---------      ------------
Assets                                                            (Unaudited)
Current assets:
   Cash and cash equivalents                                       $   2,649       $   4,797
   Trade and other receivables, net of allowance for doubtful
      accounts of $545 and $464, respectively                          2,128           4,054
   Merchandise inventories                                           143,712         134,886
   Prepaid expenses                                                      553           1,031
                                                                   ---------       ---------
                    Total current assets                             149,042         144,768
                                                                   ---------       ---------

Property and equipment:
   Land                                                                  186             186
   Buildings and improvements                                         13,978          13,776
   Furniture and equipment                                            30,877          30,647
   Less accumulated depreciation and amortization                    (18,050)        (17,079)
                                                                   ---------       ---------

                    Net property and equipment                        26,991          27,530
                                                                   ---------       ---------

Deferred imcome taxes, net                                             1,700           1,700
Leasehold interest, net of accumulated amortization of
   $12,558 and $12,117, respectively                                  15,934          16,375
Other assets, at cost, less accumulated
   amortization of $879 and $713, respectively                         1,849           1,829
Goodwill, less accumulated amortization of $893
   and $878, respectively                                              5,606           5,667
                                                                   ---------       ---------
                                                                   $ 201,122       $ 197,869
                                                                   =========       =========

Liabilities and Stockholder's Equity
Current liabilities:
      Accounts payable                                             $  45,602       $  44,239
      Accrued expenses                                                22,470          28,368
      Income taxes payable                                                37           1,733
                                                                   ---------       ---------
                     Total current liabilities                        68,109          74,340


Deferred rent                                                          5,419           5,224
Long-term debt                                                        96,450          86,450
                                                                   ---------       ---------
                      Total liabilities                              169,978         166,014
                                                                   ---------       ---------

Commitments and contingencies


Stockholder's equity:

     Common stock, no par value.  Authorized 2,500 shares;
       issued and outstanding 1,300 shares                            35,080          35,080
     Accumulated deficit                                              (3,936)         (3,225)
                                                                   ---------       ---------

                     Total stockholder's equity                       31,144          31,855
                                                                   ---------       ---------

                                                                   $ 201,122       $ 197,869
                                                                   =========       =========



See accompanying notes to financial statements

                           UNITED MERCHANDISING CORP.


                            Statements of Operations
                             (Dollars in thousands)
                                   (Unaudited)


                                                                       13 Weeks Ended
                                                             -----------------------------------
                                                             March 30, 1997       March 31, 1996
                                                             --------------       --------------
Net sales                                                       $ 96,790             $ 91,617
Cost of goods sold, buying and occupancy                          66,583               63,888
                                                                --------             --------
         Gross profit                                             30,207               27,729
                                                                --------             --------

Operating expenses:
         Selling and administrative                               26,239               25,342
         Depreciation and amortization                             1,967                2,340
                                                                --------             --------


         Total operating expenses                                 28,206               27,682
                                                                --------             --------


           Operating income                                        2,001                   47

Interest expense, net                                              2,711                2,962
                                                                --------             --------

           Loss before
              income taxes and extraordinary loss                   (710)              (2,915)

Income taxes                                                         -.-                  -.-
                                                                --------             --------
     Net loss before extraordinary loss                             (710)              (2,915)

Extraordinary loss from early extinguishment of debt                 -.-               (2,222)
                                                                --------             --------

           Net loss                                             $   (710)            $ (5,137)
                                                                ========             ========



See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                            Statements of Cash Flows
                             (Dollars in thousands)
                                   (Unaudited)


                                                                                        13 Weeks Ended
                                                                             -----------------------------------
                                                                             March 30, 1997       March 31, 1996
                                                                             --------------       --------------
Cash flows from operating activities:
  Net loss                                                                      $   (710)            $ (5,137)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
        Depreciation and amortization                                              1,967                2,340
        Amortization of deferred finance charge                                      166                  124
        Extraordinary loss from early extinguishment of debt                         -.-                2,222
        Change in assets and liabilities:
          Merchandise inventories                                                 (8,826)              (1,455)
          Trade accounts receivable, net                                           1,926                  627
          Prepaid expenses and other assets                                          286                 (284)
          Income taxes                                                            (1,696)                 -.-
          Accounts payable                                                         1,363                 (452)
          Accrued expenses                                                        (5,898)              (3,488)
                                                                                --------             --------

                Net cash used in operating activities                            (11,422)              (5,503)
                                                                                --------             --------

Cash flows from investing activities:
  Purchases of property and equipment                                               (726)                (568)
  Purchase of assets held pending sale and leaseback                                 -.-               (8,910)
  Proceeds from sale of property and equipment                                       -.-               13,900
                                                                                --------             --------

                 Net cash provided by (used in) investing activities                (726)               4,422
                                                                                --------             --------

Cash flows from financing activities:
     Net borrowings under revolving credit facilities                             10,000                5,000
     Debt issuance costs                                                             -.-               (1,434)
     Debt prepayment premiums                                                        -.-               (1,160)
                                                                                --------             --------
                Net cash provided by financing activities                         10,000                2,406
                                                                                --------             --------

                Net increase/(decrease) in cash and cash equivalents              (2,148)               1,325


 Cash and cash equivalents at beginning of period                                  4,797                3,198
                                                                                --------             --------

 Cash and cash equivalents at end of period                                     $  2,649             $  4,523
                                                                                ========             ========

See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                          Notes to Financial Statements

                             (Dollars in thousands)


FINANCIAL INFORMATION

1. In the opinion of management of United Merchandising Corp. ("the Company"), the accompanying unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly and in accordance with generally accepted accounting principles the financial position and cash flows as of and for the period ended March 30, 1997.

2. These financial statements should be read in conjunction with the Company's 1996 audited financial statements included in the Company's Report on Form 10-K.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

                             (Dollars in thousands)

RESULTS OF OPERATIONS

The results of the interim periods are not necessarily indicative of results for the entire year.

13 Weeks Ended March 30, 1997 versus 13 Weeks Ended March 31, 1996

The following table sets forth for the periods indicated operating results in thousands of dollars and expressed as a percentage of sales.


                                                             Thirteen Weeks Ended
                                              --------------------------------------------------
                                                  March 30, 1997              March 31, 1996
                                                  --------------              --------------
Net sales                                     $ 96,790         100.0%     $ 91,617         100.0%
Cost of goods sold, buying and occupancy        66,583          68.8        63,888          69.7
                                              --------         -----      --------         -----

     Gross profit                               30,207          31.2        27,729          30.3
                                              --------         -----      --------         -----

Operating expenses:
    Selling and administrative                  26,239          27.1        25,342          27.7
    Depreciation and amortization                1,967           2.0         2,340           2.5
                                              --------         -----      --------         -----

      Total operating expense                   28,206          29.1        27,682          30.2
                                              --------         -----      --------         -----

     Operating income                            2,001           2.1            47           0.1

Interest expense, net                            2,711           2.8         2,962           3.3
                                              --------         -----      --------         -----
     Loss before income taxes
       and extraordinary loss                     (710)         (0.7)       (2,915)         (3.2)
Income taxes                                       -.-           -.-           -.-           -.-
                                              --------         -----      --------         -----
    Net loss before extraordinary loss            (710)         (0.7)       (2,915)         (3.2)
Extraordinary loss from early
    extinguishment of debt                         -.-           -.-        (2,222)         (2.4)
                                              --------         -----      --------         -----

Net loss                                      ($   710)         (0.7%)    ($ 5,137)         (5.6%)
                                              ========         =====      ========         =====
EBITDA (a)                                    $  3,968           4.1%     $  2,387           2.6%


(a) EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, amortization expense, non-cash rent expense, and extraordinary loss from early extinguishment of debt.

1.   Net Sales

     Net sales increased 5.6% (or $5,173) from $91,617 reported for the 13 weeks ended March 31, 1996 to $96,790 for the 13 weeks ended March 30, 1997. Same store sales increased 4.6% compared with the same period last year, reflecting improved economic conditions in the regions in which the Company operates, together with strong advertising and merchandising programs. Sales generated from an increase in store count from 193 at March 31, 1996 to 196 at March 30, 1997 contributed the remainder of the 5.6% sales increase for the quarter. Same store sales would have increased 6.0% and total sales would have increased 7.0% for the 13 weeks ended March 30, 1997, except for the timing of the Easter holiday which was in March this year and in April last year resulting in one less day of sales in this year's quarter. The Company will receive the benefit of the timing related extra day in its second quarter results.


2.   Gross Profit

     Gross profit increased 8.9% (or $2,478) from $27,729 for the 13 weeks ended March 31, 1996 to $30,207 for the 13 weeks ended March 30, 1997 reflecting increased sales discussed above and improved gross profit margin. Gross profit margin increased from 30.3% of sales in the 1996 quarter to 31.2% of sales this year. The improvement in gross profit margin for the 13 weeks ended March 30, 1997 reflected positive comparisons in the majority of the Company's product categories.

3.   Operating Expenses

     Selling and administrative expenses increased 3.5% (or $897) from $25,342 for the 13 weeks ended March 31, 1996 to $26,239 for the 13 weeks ended March 30, 1997. This increase resulted primarily from wage inflation and an increase in the Company's store base from 193 stores last year to 196 at the end of March 1997. When measured as a percentage of sales, selling and administrative expenses decreased from 27.7% of sales for the 1996 period to 27.1% of sales in the 1997 period, reflecting management's continued focus on controlling expenses and its leveraging of fixed costs due to increased sales.

     Depreciation and amortization decreased 15.9% (or $373) from $2,340 for the prior year period to $1,967 for the 13 weeks ended March 30, 1997. This decrease reflected reduced capital spending as the Company temporarily reduced its store growth program in 1996. During 1997, the Company has resumed its historical store growth program with plans to open 14 to 16 new stores during the year.

4.   Interest Expense, Net

     Interest expense, net decreased 8.5% (or $251) from $2,962 for the prior year period to $2,711 for the 13 weeks ended March 30, 1997. This decrease reflected lower average borrowing levels on the Company's revolving credit facility during the current year period resulting from improved earnings, a continued focus on inventory reduction, and the Company's reduced level of store growth in 1996 compared to prior years. The Company's revolving debt balance was $60,000 at March 30, 1997 versus a balance of $72,144 at March 31, 1996.


5.   Extraordinary Loss from Early Extinguishment of Debt

     During the 13 weeks ended March 31, 1996, the Company refinanced its indebtedness under a prior credit facility with borrowings under a new facility with the CIT Group/Business Credit, Inc.. In connection with the refinancing, the Company accelerated amortization of $1,062 of certain fees and paid $1,160 in prepayment premium and other fees. Accordingly, a charge of $2,222 was recorded as an extraordinary loss for the 13 weeks ended March 31, 1996. No such event occurred during the 13 weeks ended March 30, 1997.

6.   Net Loss

         Net loss for the 13 weeks ended March 30, 1997 decreased to $710 from a net loss of $5,137 for the 13 weeks ended March 31, 1996. This improvement reflects the positive sales and gross profit results achieved during the 13 weeks ended March 30, 1997. In addition, first quarter 1996 results were impacted by the extraordinary loss described above.

Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA")


EBITDA increased 66.2% (or $1,581) from $2,387 for the 13 weeks ended March 31, 1996 to $3,968 for the 13 weeks ended March 30, 1997. Increased same store sales, gross margin and operating efficiencies were the primary factors contributing to the improvement.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has a credit agreement with The CIT Group/Business Credit, Inc. (the "CIT Credit Agreement"), which provides the Company with a three-year, non-amortizing, $100,000 revolving debt facility (the "CIT Facility"). The
CIT Facility bears interest at a rate of LIBOR plus 2.5%, or the Chemical Bank prime lending rate plus .75%, is secured by trade accounts receivable, merchandise inventories and general intangible assets (as defined) of the Company, and has a borrowing limit, including advances, outstanding letters of credit and unreimbursed drawings under letters of credit at any time equal to the lesser of $100,000 and the Borrowing Base. The Borrowing Base is equal to 65% of the aggregate value of Eligible Inventory (as defined) from time to time. As of March 30, 1997, the Company maintained eligible inventory of $134,723 with an aggregate balance of $60,000 outstanding under the CIT facility. This balance compares to an aggregate balance of $72,144 outstanding on March 31, 1996. The Company is in compliance with all of the covenants under the CIT Credit Agreement.

     As of March 30, 1997, the Company maintained a cash and cash equivalents balance of $2,649 versus a balance of $4,523 at March 31, 1996.

     Net cash used in operating activities was $11,422 for the 13 weeks ended March 30, 1997 versus $5,503 for the 13 weeks ended March 31, 1996. The primary factor in the increase in cash requirements for this year's period was increased inventory purchases as the Company normalized its inventory purchasing after a planned program which resulted in reduced inventory purchases in prior year periods. Net cash used in investing activities of $726 during the 1997 quarter compared to net cash provided by investing activities of $4,422 for the 13 weeks ended March 31, 1996. Last year's cash flow benefitted from the positive impact of $4,990 in net proceeds from the sale/leaseback of the Company's Fontana distribution center. The cumulative effect of net cash used in operating activities and net cash provided by investing activities resulted in net cash required by financing activities of $10,000 for the 13 weeks ended March 30, 1997 versus $2,406 for the 13 weeks ended March 31, 1996, and a decrease in cash and cash equivalents of $2,148 versus an increase of $1,325 for the comparable 13 week periods in 1997 and 1996, respectively.

     The Company believes that net cash provided by operating activities and borrowings under the CIT Facility will be sufficient to fund anticipated capital expenditures and working capital requirements for the foreseeable future.


IMPACT OF INFLATION

     Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on its results of operations during the 13 weeks ended March 30, 1997.


FORWARD-LOOKING STATEMENTS

     Certain information contained herein includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to the safe harbor created by that Act. Forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "will," "should," "expect," "anticipate," "estimate," "continue," "plan," "intend" or other similar terminology. Such forward-looking statements, which relate to, among other things, the financial condition, results of operations and business of the Company, are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These include, without limitation, the Company's ability to open new stores on a timely and profitable basis, the impact of competition on revenues and margins, the effect of weather conditions and general economic conditions in the western United States (which is the Company's area of operation), the seasonal nature of the Company's business, and other risks and uncertainties as may be detailed from time to time in the Company's public announcements and filings with the Securities and Exchange Commission.

                           PART II - OTHER INFORMATION

     Item 1.  Legal Proceedings

              The Company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of matters currently pending against the Company will not have a material adverse effect on the Company's financial position.

     Item 2.  Changes in Securities

              None

     Item 3.  Defaults Upon Senior Securities

              None

     Item 4.  Submission of Matters to a Vote of Security-Holders

              None

     Item 5.  Other Information

              None

     Item 6.  Exhibits and Reports on Form 8-K




              Exhibit No.                      Description
              -----------                      -----------
                2.1*           Purchase and Sale Agreement among Big 5 Holdings,
                               Thrifty and PE dated as of May 22, 1992.

                3.1(a)* Certificate of Incorporation of the Company filed with the California Secretary of State on September 7, 1955.

                3.1(b)* Amendment to Articles of Incorporation of the Company filed with the California Secretary of State on September 21, 1992.

                3.2*           Bylaws of the Company.

                4.1*           Indenture among the Company, Big 5 Holdings and
                               First Trust National Association relating to the
                               Senior Notes dated as of September 25, 1992.

                4.2*           Form of the Senior Notes.

                4.3*           Purchase Agreement among the Company, Big 5
                               Holdings and the original purchasers of the Senior Notes dated as of September 25, 1992.

                4.4*           Registration Rights Agreement among the Company,
                               Big 5 Holdings and the original purchasers of the Senior Notes dated as of September 25, 1992.

                4.5*           Form of Amendment of Registration Rights
                               Agreement among the Company, Big 5 Holdings and
                               Holders of the Senior Notes (re: ongoing registration rights).

                4.6*           Form of Amendment of Registration Rights
                               Agreement among the Company, Big 5 Holdings and
                               Holders of the Senior Notes (re: extension of Effectiveness Date).

                10.1(a)***     Financing Agreement dated March 8, 1996 between
                               The CIT Group/Business Credit, Inc. and the
                               Company.

                10.1(b)***     Grant of Security Interest in and Collateral
                               Assignment of Trademarks and Licenses dated as of
                               March 8, 1996 by the Company in favor of The CIT
                               Group/Business Credit, Inc.

                10.1(c)***     Guarantee dated March 8, 1996 by Big 5
                               Corporation in favor of The CIT Group/Business
                               Credit, Inc.

                10.2*          Tax Indemnity Agreement by and among PE, TPH,
                               Thrifty and Big 5 Holdings dated as of September
                               25, 1992.

                10.3(a)**      Amended and Restated Indemnification
                               Implementation Agreement between UMC and TPH
                               dated as of April 20, 1994.

                10.3(b)**      Agreement and Release among PE, TPH, TPI, Thrifty
                               and UMC dated as of March 11, 1994.

                10.4(a)*       Big 5 Corporation 1992 Equity Plan.

                10.4(b)*       Stock Subscription Agreement between Parent and
                               GEI dated as of September 25, 1992.

                10.5(a)*       Employment Agreement between the Company and
                               Robert W. Miller dated as of January 1, 1993.

                10.5(b)*       Employment Agreement between the Company and
                               Steve G. Miller dated as of January 1, 1993.

                10.5(d)* Sublease between the Company and Thrifty dated as of September 25, 1992 (1).

                10.6(a)***     Agreement on Purchase and Sale among the Company
                               and the State of Wisconsin dated as of February
                               13, 1996.

                10.6(b)***     Lease among the Company (Lessee) and the State of
                               Wisconsin Investment Board (Lessor) dated as of
                               March 5,1996.

                21             Subsidiaries of the Company:  None

                27             Financial Data Schedule.

                --------------------------------------------

                * Incorporated by reference to the Company's Registration Statement on Form S-4 (file no. 33-61096) effective as of June 29, 1993.

                ** Incorporated by reference to the Company's report on Form 10-K for the year ended January 1, 1995.

                *** Incorporated by reference to the Company's report on Form 10-K for the year ended December 31, 1995.

                      (b)   Reports on Form 8-k
                            None.




              SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15 (d) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT.

              The Company has not provided any annual report covering its last fiscal year nor any proxy statement to security holders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                   UNITED MERCHANDISING CORP.,
                                   A CALIFORNIA CORPORATION








Date: 05/14/97                     By: /S/ STEVEN G. MILLER
                                   --------------------------------------------
                                   Steven G. Miller
                                   President and
                                   Chief Operating Officer






Date: 05/14/97                     By:  /S/ CHARLES P. KIRK
                                   --------------------------------------------
                                   Charles P. Kirk
                                   Senior Vice President and
                                   Chief Financial Officer
                                   (Principal Financial and Accounting Officer)

PROSPECTUS


                           UNITED MERCHANDISING CORP.

                              ------------------

                       SENIOR SUBORDINATED NOTES DUE 2002
                       (INTEREST RATE 13-5/8% PER ANNUM;
                   REDEEMABLE COMMENCING SEPTEMBER 15, 1997)


         This Prospectus relates to the offer (the "Offer") of up to $500,000 aggregate principal amount of the Senior Subordinated Notes due 2002 (the "Notes") of United Merchandising Corp., a California corporation (the "Company" or "Big 5"), which Notes were issued through a private placement in reliance on
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder. The holders of the Notes listed herein (the "Selling Noteholders") may sell the Notes from time to time, either directly or through agents, dealers or underwriters to be designated from time to time, on terms determined at the time of sale. To the extent required, the specific Notes to be sold, the names of the Selling Noteholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and applicable commissions or discounts with respect to a particular offer will be set forth in a Prospectus Supplement or, if appropriate, a post-effective amendment to the registration statement filed with respect to the Notes. See "Plan of Distribution." This Prospectus forms a part of a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") under the Securities Act that originally became effective on June 29, 1993.

         The Notes will mature on September 15, 2002. Interest on the Notes is payable semiannually at the rate of 13-5/8% per annum on each March 15 and September 15, until maturity. The Notes are entitled to the benefits of that certain Indenture dated as of September 25, 1992 (the "Indenture") among the Company, the Company's former parent, Big 5 Holdings, Inc. ("Big 5 Holdings"), which was merged into the Company on August 10, 1993, and First Trust National Association, a national association, as trustee (the "Trustee"). Prior to the merger of Big 5 Holdings into the Company, Big 5 Holdings was the issuer, and the Company was the guarantor, of the Notes.

         The Notes are unsecured and are subordinate and subject in priority and right of payment to the prior payment in full of the principal and interest on all present and future Senior Indebtedness of the Company (as defined in the Indenture and summarized under "Description of Securities to be Registered -- Certain Definitions"). Such senior financing currently includes, but is not limited to, a revolving credit facility of the Company in a principal amount of up to $100,000,000 (the "Revolving Credit Facility") under that certain Financing Agreement dated as of March 8, 1996 (as amended to date, the "Credit Agreement") between the Company and the CIT Group/Business Credit, Inc. ("CIT"). As of December 29, 1996, there were borrowings of $50.0 million and letter of credit commitments of $4.3 million outstanding under the Revolving Credit Facility. The Revolving Credit Facility is secured by trade accounts receivable, merchandise inventories and general intangible assets. See "Financing Arrangements."

         The Notes are not redeemable prior to September 15, 1997, and are redeemable thereafter, in whole or in part, at the option of the Company at the redemption prices described herein. See

"Description of Securities to be Registered -- Optional Redemption." In addition, the Notes are subject to a sinking fund. See "Description of Securities to be Registered -- Sinking Fund."

         On April 15, 1993, the Company and Big 5 Holdings also filed a registration statement (the "Exchange Registration Statement") on Form S-4 under the Securities Act relating to the offer (the "Exchange Offer") to exchange up to $54,500,000 aggregate principal amount of the Company's Series B Senior Subordinated Notes due 2002 (the "New Notes") for a like principal amount of the Notes. The Exchange Registration Statement was filed in order to satisfy certain obligations of the Company under that certain Registration Rights Agreement dated as of September 25, 1992 among the Company, Big 5 Holdings and the original purchasers of the Notes (the "Registration Rights Agreement"). The Company believed that the holders of Notes covered by this Prospectus were ineligible to participate in the exchange offer described in the Exchange Registration Statement. Accordingly, the Registration Statement which includes this Prospectus was filed in order to provide the holders of the Notes covered by this Prospectus with increased liquidity relative to that which would otherwise have been available to them.

         The terms of the New Notes are identical in all material respects to the terms of the Notes. The New Notes evidence the same class of debt obligation as the Notes and are entitled to the benefits of the Indenture. The Notes and the New Notes are hereinafter referred to collectively as the "Securities."

         No public market for the Securities exists at present. No assurance can be given that an active public market will develop for the Securities or that the Notes and the New Notes will trade as one class or as to the extent of liquidity available through any trading market for the Securities. If a public market for the Notes or the New Notes should develop, such securities could trade at a discount from their principal amount. The absence or discontinuance of a public market for the Securities may adversely affect the price and liquidity of the Securities. The Company does not currently intend to list the Securities on any securities exchange or to seek approval for quotation of the Securities through any automated quotation system. The Company has not obtained and has no plans to obtain a market maker for the Securities.

         The aggregate proceeds to the Selling Noteholders from the sale of the Notes will be the selling price of the Notes, less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Company will pay substantially all of the expenses of the Offer (estimated to be $28,000) other than commissions and discounts of underwriters, dealers or agents. See "Plan of Distribution" herein for a description of indemnification arrangements among the Company and the Selling Noteholders and possible indemnification arrangements for agents, dealers and underwriters. The Company will not receive any proceeds from the Offer.

         The Selling Noteholders and any dealers, agents or underwriters that participate with the Selling Noteholders in the distribution of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Notes purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATERIAL CONSIDERATIONS RELATING TO AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS MAY 7, 1997.

                             AVAILABLE INFORMATION

         The Company has filed the Registration Statement with the Commission with respect to the securities offered by this Prospectus. On April 15, 1993, the Company also filed the Exchange Registration Statement. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made.
Each statement made in this Prospectus referring to a document filed as an exhibit or schedule to the Registration Statement is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files periodic reports and other information with the Commission relating to its business, financial statements and other matters. Any interested parties may inspect and/or copy the Registration Statement and/or the Exchange Registration Statement, their schedules and exhibits, and the periodic reports and other information filed in connection therewith, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web site that contains reports and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION WITH RESPECT TO ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS


                                                                                 Page
                                                                                 ----
PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6
RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16
PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA  . . . . . . . . . . . . . .     19
PRO FORMA FINANCIAL DATA  . . . . . . . . . . . . . . . . . . . . . . . . . .     22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . .     24
BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     30
FINANCING ARRANGEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . .     35
MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     37
PRINCIPAL STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . .     43
CERTAIN TRANSACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     44
DESCRIPTION OF SECURITIES TO BE REGISTERED  . . . . . . . . . . . . . . . . .     46
FEES AND EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
ASSISTANCE AND COPIES . . . . . . . . . . . . . . . . . . . . . . . . . . . .     63
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES . . . . . . . . . . . . . . . . .    F-1

================================================================================

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained elsewhere in this Prospectus and is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. See "Risk Factors" for a discussion of certain factors to be considered in evaluating an investment in the securities offered hereby.

                                  THE COMPANY

         Big 5 Holdings, Inc., a Delaware corporation ("Big 5 Holdings"), and its parent, Big 5 Corporation, a Delaware corporation ("Parent"), were formed in 1992 for the purpose of acquiring United Merchandising Corp., a California corporation (the "Company" or "Big 5"). The acquisition took place on September 25, 1992, when Big 5 Holdings purchased all of the Company's outstanding capital stock from Thrifty Corporation, a California corporation ("Thrifty"). On August 10, 1993, Big 5 Holdings was merged into the Company, which was the surviving entity following the merger.

         The Company was founded in 1955 and currently operates a chain of retail stores under the trade name "Big 5 Sporting Goods." Big 5 is one of the leading sporting goods chains in the United States based on revenues, operating 196 stores as of December 29, 1996 located in eight western states, including California, Washington, Arizona, New Mexico, Nevada, Oregon, Texas and Idaho. According to industry sources, Big 5's fiscal 1996 revenues were the fourth highest among full-line sporting goods retailers in the United States, totalling $404.3 million for an increase of 9.2% versus comparable 1995 revenues. Big 5's marketing strategy is directed at the general sporting goods consumer, with product offerings including a wide selection of sporting goods in a broad range of prices.

         The principal executive offices of the Company are located at 2525 East El Segundo Boulevard, El Segundo, California 90245. The telephone number for the principal executive offices is (310) 536-0611.

                                THE ACQUISITION

         Prior to September 25, 1992, the Company was a wholly owned subsidiary of Thrifty, which was in turn a wholly owned subsidiary of Pacific Enterprises, a California corporation ("PE"). On September 25, 1992, all of the Company's outstanding capital stock was acquired by Big 5 Holdings (the "Acquisition") for a purchase price of $135,000,000 pursuant to a Purchase and Sale Agreement dated as of May 22, 1992 among Big 5 Holdings, PE and Thrifty (as amended to the date of closing, the "Purchase Agreement"). Big 5 Holdings and Parent were each formed in 1992 by Green Equity Investors, L.P., a Delaware limited partnership ("GEI"), for the sole purpose of consummating the Acquisition.

         In connection with the consummation of the Acquisition, among other things, the Company issued the Securities in the aggregate principal amount of
$55,000,000.   The Securities were purchased by a total of 28 institutional and private investors in amounts ranging from $25,000 to $9,000,000 through a private placement in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The Securities are unsecured and subordinate in priority and right of payment to Senior Indebtedness of the Company (as defined in the Indenture and summarized under "Descriptions of Securities to be Registered -- Certain Definitions"), including the Revolving Credit Facility. As of December 29, 1996, $36,450,000 in principal amount of the Securities remained outstanding.

                                  RISK FACTORS

         Holders of Notes should carefully consider the matters described under "Risk Factors."

                                USE OF PROCEEDS

         There will be no cash or other proceeds to the Company from the Offer. See "Use of Proceeds."

                              PLAN OF DISTRIBUTION

         The Selling Noteholders may sell the Notes from time to time, either directly or through agents, dealers or underwriters to be designated from time to time, on terms determined at the time of sale. To the extent required, the specific Notes to be sold, the names of the Selling Noteholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and applicable commissions or discounts with respect to a particular offer will be set forth in a Prospectus Supplement or, if appropriate, a post- effective amendment to the registration statement filed with respect to the Notes. See "Plan of Distribution."

                            TERMS OF THE SECURITIES

Interest Rate . . . . . . . . . .          13-5/8% per annum.

Interest Payment Dates  . . . . .          Each March 15 and September 15, which commenced on March 15, 1993.

Maturity  . . . . . . . . . . . .          September 15, 2002.

Mandatory Redemption  . . . . . .          The Securities are subject to mandatory redemption through the operation of a sinking fund to redeem, on each of September 15,
                                           2000 and September 15, 2001 (each a "Mandatory Redemption Date"),
                                           25% of the aggregate principal amount of the Securities outstanding on September 25, 1992, at a redemption price equal to the principal amount, together with accrued and unpaid interest to the date of such redemption.  The Company is required to make sinking fund payments to the Trustee on or prior to 12:00 noon, New York City time, on each Mandatory Redemption Date, subject to the right of the Company to satisfy mandatory sinking fund requirements, in whole or in part, by the delivery of outstanding Securities by the
                                           Company or through delivery of Securities previously redeemed at the option of the Company.  As of the date hereof, the Company has not made any sinking fund payments or reserves therefor and is not required to do so until September 15, 2000.

Optional Redemption . . . . . . .          The Securities may be redeemed at the Company's option, in whole or in part, beginning September 15, 1997, at the redemption prices
                                           (expressed as percentages of the principal amount) set forth below together with accrued interest to the date of redemption:

                                           Redemption Date
                                           Occurring in the 12 Months
                                           Beginning September 15,       Redemption Price
                                           -----------------------       ----------------

                                           1997                              105.839
                                           1998                              103.893
                                           1999                              101.946
                                           2000 and thereafter               100.000

Restrictive Covenants . . . . . .          The Indenture contains certain covenants which, among other things, limit the Company's ability to make certain payments, engage in transactions with certain shareholders and affiliates, incur indebtedness, issue capital stock, consummate an asset sale, sell or issue a subsidiary's capital stock, or merge or consolidate with or transfer all or substantially all of its properties and assets.


Subordination;                             The Securities are subordinated in right and priority of payment in
Anti-Layering . . . . . . . . . .          full to Senior Indebtedness of the Company (as defined in the
                                           Indenture and summarized under "Description of Securities to be
                                           Registered -- Certain Definitions"), including the Revolving Credit
                                           Facility.  As of December 29, 1996, the aggregate principal amount of Senior Indebtedness outstanding was $54.3 million.  The Company may not incur additional indebtedness that is subordinate to Senior
                                           Indebtedness of the Company (as defined) and senior in right of payment to the Securities.  There is no limitation in the Indenture relating to the Securities specifically applicable to the amount of
                                           Senior Indebtedness; however, any such Senior Indebtedness is precluded unless permitted by one or more of the provisions of
                                           Section 5.11 of the Indenture.  Among other provisions, Section
                                           5.11 permits the incurrence of Indebtedness under the Revolving
                                           Credit Facility plus additional Indebtedness (including Senior
                                           Indebtedness) in the amount (net of specified fees and expenses) of up to $25,000,000 (of which $10,000,000 has been utilized in connection with the establishment of the Revolving Credit
                                           Facility).

Change in Control . . . . . . . .          Upon a Change in Control (as defined in "Description of Securities to be Registered -- Change in Control") of the Company, the Company
                                           shall make an offer to all holders of Securities to purchase all or any portion of the Securities at a repurchase price equal to 101%
                                           of the principal amount

                                           thereof, together with accrued and unpaid interest thereon to the date of repurchase.

Interest Rate . . . . . . . . . .          13-5/8% per annum.

Compared with the New
Notes . . . . . . . . . . . . . .          Based on the position of the Commission enunciated in

                                           Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and other no-action letters to similar effect, the Company believes that the New Notes will be freely transferable without
                                           compliance with the registration or prospectus delivery
                                           requirements of the Securities Act provided that the holder of the New Notes is not an affiliate of the Company and acquires the New Notes in the ordinary course of business with no
                                           agreement or understanding with any person to participate in the distribution or resale of the New Notes.  The New Notes otherwise will be identical in all material respects to the
                                           Notes.  Upon complying with the prospectus delivery
                                           requirements of the Securities Act, the Selling Noteholders listed herein may sell the Notes from time to time, either directly or through agents, dealers or underwriters to be
                                           designated from time to time, on terms determined at the time of sale.


         For more complete information regarding the Securities, see "Description of Securities to be Registered."

          SUMMARY OF SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


         The summary historical and pro forma financial data set forth below have been derived from the audited financial statements for the 39 weeks ended September 25, 1992 and the 14 weeks ended January 3, 1993, the unaudited pro forma financial information for the fiscal year ended January 3, 1993, and the audited financial statements for the fiscal years ended January 2, 1994, January 1, 1995, December 31, 1995 and December 29, 1996. Such data should be read in conjunction with the financial statements and the related notes thereto included elsewhere herein. As a consequence of the Acquisition effective September 25, 1992, the Company is deemed for financial reporting purposes to have become a new reporting entity ("Successor Company") on that date and periods subsequent to the September 25, 1992 date reflect the allocation of the costs of the Acquisition to assets and liabilities based on estimates of fair values in accordance with the purchase method of accounting. Accordingly, the results of operations of Successor Company subsequent to September 25, 1992 are not fully comparable to the results of operations of the Company as constituted prior to such date ("Predecessor Company"). In particular, operating results subsequent to September 25, 1992 reflect incremental depreciation and amortization relating to the purchase method adjustments referred to above and higher interest charges relating to new indebtedness related to the Acquisition.

         The pro forma statement of earnings gives effect to the Acquisition and related financing AS IF CONSUMMATED AT THE BEGINNING OF THE 1992 FISCAL YEAR. As a result, such statement is not fully comparable to statements of operations for prior fiscal periods. For additional information, see "Capitalization" and "Pro Forma Financial Data."

                           UNITED MERCHANDISING CORP.
                         (Dollar Amounts in Thousands)

                                                                                                      Successor      Predecessor
                                                                                                       Company         Company
                                                                                                     -------------  --------------
                                                      Successor Company                              14 Weeks from  39 Weeks from
                                     --------------------------------------------------              September 26,   December 30,
                                                         Year Ended                       Pro Forma       1992            1991
                                     --------------------------------------------------   Year Ended     through         through
                                     December 29, December 31,  January 1,   January 2,   January 3,    January 3,    September 25,
                                         1996         1995         1995         1994         1993         1993             1992
                                       --------     --------     --------     --------     --------      -------         --------
STATEMENT OF OPERATIONS DATA:
Net sales                              $404,265     $370,126     $364,109     $321,933     $312,415      $89,616         $222,799
Cost of goods sold, buying
  and occupancy                         277,116      256,583      244,777      224,094(1)   221,795(2)    64,147(3)       150,660
                                       --------     --------     --------     --------     --------      -------         --------
   Gross profit                         127,149      113,543      119,332       97,839       90,620       25,469           72,139

Operating expenses:
  Selling and administration            101,053       95,158       92,238       80,076       80,076       20,629           59,447
  Depreciation and amortization           9,578       11,991        9,180        6,999        6,317(4)     1,684(5)         1,762
                                       --------     --------     --------     --------     --------      -------         --------
Total operating expenses                110,631      107,149      101,418       87,075       86,393       22,313           61,209
                                       --------     --------     --------     --------     --------      -------         --------

Operating income                         16,518        6,394       17,914       10,764        4,227        3,156           10,930
Interest expense (income), net           11,482       12,347       11,712       11,793       10,872(6)     3,256(7)        (1,059)
                                       --------     --------     --------     --------     --------      -------         --------
Income (loss) before income
  taxes and extraordinary loss            5,036       (5,953)       6,202       (1,029)      (6,645)        (100)          11,989
Income taxes                                970          368        1,903            0            0            0            4,964
                                       --------     --------     --------     --------     --------      -------         --------

Income (loss) before
  extraordinary loss                      4,066       (6,321)       4,299       (1,029)      (6,645)        (100)           7,025
Extraordinary loss from early
  extinguishment of debt,
  net of income tax benefit              (1,285)           0       (2,855)           0            0            0                0
                                       --------     --------     --------     --------     --------      -------         --------

Net income (loss)                        $2,781      ($6,321)      $1,444      ($1,029)     ($6,645)       ($100)          $7,025
                                       ========     ========     ========     ========     ========      =======         ========

OPERATING AND OTHER DATA:
  EBITDA (8)                            $26,096      $18,386      $27,094      $24,094      $24,836      $10,118          $14,718
  Ratio of earnings to
    fixed charges                          1.22         0.69         1.31          0.9          0.6          0.9              4.0
  Deficiency in earnings
    to fixed charges                     $    0       $6,383           $0       $1,668       $7,284         $259                0
  Number of stores at end
    of period                               196          192          175          162          147          147              140
--------------------------------

(1) Includes $6,332 increase related to the purchase accounting inventory revaluation.
(2) Includes $11,080 increase related to the purchase accounting inventory revaluation. Predecessor Company recorded inventory on a LIFO basis. In connection with the Acquisition, the Company adopted the FIFO method for recording inventory.
(3) Includes $4,749 increase related to the purchase accounting inventory revaluation.
(4) Includes $3,828 increase related to depreciation and amortization of purchase accounting asset revaluation.
(5) Includes $957 increase related to depreciation and amortization of purchase accounting asset revaluation.
(6) Includes (i) $11,291 increase in interest expense on debt arising from the Acquisition, and (ii) $640 increase related to amortization of financing fees.
(7) Includes (i) $3,096 increase in interest expense on debt arising from the Acquisition, and (ii) $160 increase related to amortization of financing fees.
(8) EBITDA represents net income (loss) before taking into consideration interest expense, income tax expense, depreciation expense, amortization expense, non-cash rent expense (see footnote 5 to the financial statements), amortization expense associated with the write-up of assets related to the Acquisition, expense incurred related to management stock grants related to the Acquisition, LIFO provision incurred prior to the Acquisition and extraordinary loss from early extinguishment of debt.

                           UNITED MERCHANDISING CORP.
                         (Dollar Amounts in Thousands)

                                                         December 29,    December 31,     January 1,     January 2,     January 3,
                                                             1996           1995             1995           1994           1993
                                                         ------------    ------------     ----------     ----------     ----------
BALANCE SHEET DATA:
Total Assets                                               $197,869        $207,119        $227,707       $214,291       $202,330
                                                           --------        --------        --------       --------       --------

Working capital (excluding current
   maturities of long-term debt)                             70,428          74,994          69,064         67,278         71,799
                                                             ------          ------          ------         ------         ------

Long-term debt (including current maturities):
   Term Loan                                                      0               0               0         44,000         49,000

   Revolving Credit Facility                                 50,000          67,144          60,000              0              0
   Senior Subordinated Notes
     due 2002 (Notes and New Notes combined)                 36,450          36,450          36,450         55,000         55,000
                                                           --------        --------        --------       --------       --------

      Total long-term debt                                  $86,450        $103,594         $96,450        $99,000       $104,000
                                                            =======        ========         =======        =======       ========

Stockholder's equity                                        $31,855         $29,074         $35,395        $33,787        $34,790
                                                            =======         =======         =======        =======        =======

                                  RISK FACTORS

         In addition to the other matters described in this Prospectus, the following risk factors should be carefully considered by prospective investors before deciding to participate in the Offer.

OPERATING LOSSES

         When calculated on a pro forma basis to give effect to the Acquisition and related financing, the results of operations of the Company for the 53 weeks ended January 3, 1993 ("Pro Forma 1992") reflect a net loss of $6.6 million (the "Pro Forma 1992 Results"). See "Pro Forma Financial Data." The Company believes the Pro Forma 1992 Results are attributable to the following:
(i) an $11.1 million increase in costs of goods sold resulting from the inventory revaluation occurring in connection with the Acquisition, (ii) nonrecurring expenses totaling approximately $3.3 million, consisting of the write-off of the Company's intercompany receivable with Thrifty, compensation expense related to management's acquisition of Parent's equity securities, write-offs of excess inventories and miscellaneous write-offs related to balance sheet accounts, (iii) added depreciation and amortization ($3.8 million) from increases in asset values (other than inventory) related to the allocation of the costs of the Acquisition to assets, and (iv) the increase in interest expense from $0.7 million in fiscal 1991 to $10.9 million for Pro Forma 1992, reflecting additional interest expense related to borrowings under the Company's bank facility.

         For the fiscal year ended January 2, 1994, the Company reported a net loss of $1.0 million (the "1993 Results"). See "Summary Historical and Pro Forma Financial Data." The Company believes the 1993 Results are attributable to the following: (i) a $6.3 million increase in costs of goods sold resulting from the inventory revaluation occurring in connection with the Acquisition,
(ii) added depreciation and amortization ($3.9 million) from increases in asset values (other than inventory) related to the allocation of the costs of the Acquisition to assets, and (iii) an increase in interest expense of $11.8 million, reflecting additional interest expense related to borrowings under the Company's bank facility and the Securities. The 1993 Results are not comparable to the Pro Forma 1992 Results because the financial information contained in this Prospectus for periods after the Acquisition is presented on a different cost basis than that for the periods before the Acquisition.

         For the fiscal year ended December 31, 1995, the Company reported a net loss of $6.3 million, reflecting an increase in the non-cash portion of rent expense to $3.3 million as compared with $0.5 million during fiscal 1994, which non-cash rent expense is expected to decline significantly in 1996 and thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Fiscal 1995 Versus Fiscal 1994."

         The Company continually monitors its store-level personnel and other variable costs as well as fixed costs and attempt to reduce such costs as a percentage of sales through improved management information systems and continued expansion of operations resulting in improved economies of scale. The Company also monitors and seeks to improve its methods of forecasting inventory requirements in order to reduce its working capital requirements. See "Business--Expansion and Store Development; Distribution and Information Systems." The Company's ability to meet its debt service obligations will depend upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, including factors beyond its control. Accordingly, there can be no assurance that the Company's business plans will be successful or that operating cash flow will be sufficient to meet the Company's debt service obligations, including, without limitation, its interest and principal payment obligations with respect to the Securities. See "High Leverage" and "Expansion Program."

HIGH LEVERAGE

         The Company will continue to be highly leveraged following the Offer. In addition to the obligations evidenced by the $36,450,000 aggregate principal balance of outstanding Securities, the debt obligations of the Company include all present and future Senior Indebtedness of the Company (as defined in the Indenture and summarized under "Description of Securities to be Registered -- Certain Definitions"), including, without limitation, the Revolving Credit Facility. As of December 29, 1996, there were borrowings of $50.0 million and letter of credit commitments of $4.3 million outstanding under the Revolving Credit Facility. The Securities are subordinate in right and priority of payment in full to all such Senior Indebtedness. See "Description of Securities To Be Registered -- Subordination" and "Financing Arrangements." The foregoing leverage will have important consequences to Holders of the Securities, including the following: (i) the Company's highly leveraged condition could make the procurement of additional capital resources difficult if that were to become necessary; (ii) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of the Company's interest expense and principal repayment obligations; (iii) the Company's high degree of leverage will make it more vulnerable in a downturn of business; and (iv) the Company's principal repayment obligations could limit the amount of internally generated funds available to fund the Company's expansion and, therefore, could require a reduction of its expansion plans.

         The Company's ability to meet its debt service obligations and to reduce its total debt will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, including factors beyond its control. The Company's earnings were insufficient to cover fixed charges for the 53 weeks ended January 3, 1993 (on a pro forma basis) and the fiscal years ended January 2, 1994 and December 31, 1995 by $7.3 million, $1.7 million and $6.4 million, respectively. However, for each of these periods, the Company's earnings before interest, taxes, depreciation, amortization, LIFO and non- recurring expenses related to the Acquisition ("EBITDA") exceeded the minimum amounts of EBITDA required under the terms of the Company's bank facility for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Credit Agreement and the Indenture impose certain operating and financial restrictions on the Company, including restrictions on the Company's ability to make certain payments outside the ordinary course of business, engage in transactions with certain shareholders and affiliates, incur indebtedness, issue capital stock, consummate an asset sale, sell or issue a subsidiary's capital stock, or merge or consolidate with or transfer all or substantially all of its properties and assets. See "Financing Arrangements" and "Description of Securities to be Registered -- Covenants."

EXPANSION PROGRAM

         The Company's continued growth is dependent to a significant degree upon its ability to open new stores on a profitable basis and to increase sales in existing stores. During the fiscal year ended December 29, 1996, the Company opened a total of four new stores, which represented a temporary reduction in its store growth from an average of 15 new stores per year during the four-year period from 1992 through 1995. See "Business -- Expansion and Store Development." The Company intends to continue opening new stores and remodeling certain older, existing stores, including plans to open 14 to 16 new stores in 1997 at an aggregate cost, including working capital, of approximately $9 million. Historically, the majority of the Company's new stores have been profitable and have generated positive cash flow beginning with the commencement of operations, although new stores during the first full year of operation usually generate profits and cash flow at lower levels than mature stores which have been operating for 18 to 36 months. New stores tend to mature and become more profitable as consumer awareness increases through, among other things, the Company's marketing and advertising programs.

         The Company's ability to expand will depend, in part, on business conditions and the availability of suitable sites, acceptable lease terms, qualified managers and sales associates, and sufficient capital. In addition, a decline in the Company's overall financial performance, increased rents or any other adverse effects arising from the commercial real estate market in the Company's markets may adversely impact the Company's current expansion plan. The Company expects that the net cash generated from operations, together with borrowings under the Revolving Credit Facility to support working capital requirements, will enable the Company to finance the expenditures related to its planned expansion. There can be no assurance that the Company will possess sufficient funds to finance the expenditures related to its planned expansion, that new stores can be opened on a timely basis, or that such new stores can be operated on a profitable basis. In the event net cash generated from operations together with working capital reserves and borrowings under the Revolving Credit Facility are insufficient to finance the expenditures related to the Company's planned expansion, it would be required to reduce its expansion plans, which could have an adverse impact on the Company's financial condition and results of operation as a consequence of its inability to take advantage of the increased sales and improved economies of scale (i.e., the anticipated reduction in fixed costs as a percentage of sales as the sales base increases) that the Company anticipates in connection with the growth of its operations.

COMPETITION

         The sporting goods business and the retail environment are highly competitive, and the Company competes with national, regional and local sporting goods chains, large retailers, specialty stores and sporting goods superstores. The principal competitive factors include store location and image, product selection, quality and price, and customer service. A number of the Company's competitors are larger and have greater resources than the Company. See "Business -- Competition."

ABSENCE OF PUBLIC MARKET

         No public market for the Securities exists at present. No assurance can be given that an active public market will develop for the Securities or that the Notes and the New Notes will trade as one class or as to the extent of liquidity available through any trading market for the Securities. If a public market for the Notes or the New Notes should develop, such securities could trade at a discount from their principal amount. The Company does not currently intend to list the Securities on any securities exchange or to seek approval for quotation of the Securities through any automated quotation system. The Company has not obtained and has no plans to obtain a market maker for the Securities.

FRAUDULENT TRANSFER CONSIDERATIONS

         The Acquisition could become subject to challenge under federal or state fraudulent transfer laws (to the extent the applicable statute of limitations thereunder have not previously expired), particularly if Thrifty becomes a debtor in a case under the United States Bankruptcy Code, if a court were to determine that Thrifty received less than reasonably equivalent value for the Company and, at the time of the Acquisition, Thrifty was insolvent, was rendered insolvent, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured. The

Company does not believe that any of these tests will be satisfied, based in part on an opinion of a nationally recognized investment bank delivered prior to the Acquisition to the effect that the terms of the Acquisition were fair to Thrifty from a financial point of view, and on an opinion of a nationally recognized solvency appraisal firm delivered prior to the Acquisition as to Thrifty's solvency at the time of the Acquisition.

         However, if a court were to determine that the Acquisition did constitute a fraudulent transfer, the court could avoid the transfer of the Company to Big 5 Holdings or take other action detrimental to the interest of the Company and its creditors. The Company believes that the most likely result in such an event could be the entry of a money judgment against the Company for an amount equal to the difference between the price paid by Big 5 Holdings in the Acquisition and the "reasonably equivalent value," as determined by the court, of Thrifty's interest in the Company prior to the Acquisition, although the court could take other action detrimental to the Company, such as ordering the return of the Company to Thrifty.

DEPENDENCE ON KEY PERSONNEL

         The Company's operations depend to a great extent on the management effort of its officers and other key personnel and on its ability to attract and retain the existing senior management in the future. The loss of the services of certain members of the existing senior management team could have a material adverse effect on the Company's business. The Company currently maintains key person insurance in the amount of $5 million covering Steven G. Miller, the President, Chief Operating Officer and a director of the Company. There can be no assurance that such insurance will be available in the future.

SEASONALITY

         The business of the Company is seasonal in nature. Historically, the Company's revenues and income are highest during its fourth quarter, due to the holiday season. As a result, the Company's results of operations are likely to vary substantially during its fiscal year.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the Offer. The proceeds received by the Company from the offer of the Notes were used to consummate the Acquisition.

                              PLAN OF DISTRIBUTION

         The Notes may be sold from time to time to purchasers directly by any of the Selling Noteholders. Alternatively, any of the Selling Noteholders may from time to time offer the Notes through underwriters, dealers or agents. At the time a particular offer of Notes is made, if required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Notes being offered and the terms of the offering, including the names or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Noteholders, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         The Notes may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time or at negotiated prices. Such prices will be determined by the Selling Noteholders or by agreement among the Selling Noteholders and underwriters or dealers.

         The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Notes to the public other than commissions and discounts of underwriters, dealers or agents. Such expenses (excluding such commissions and discounts) are estimated to be approximately $28,000. Under agreements entered into with the Company, the Selling Noteholders will be, and any underwriter they utilize may be, indemnified by the Company against certain liabilities, including certain liabilities under the Securities Act.

         The following table sets forth the names of the Selling Noteholders and the aggregate principal amount of Notes beneficially owned by each Selling Noteholder as of the date hereof:

                                                         PRINCIPAL AMOUNT
                                                             OF NOTES
 NAME                                                   BENEFICIALLY OWNED
 ----                                                   ------------------
 Leonard I. Green(1)                                         $100,000

 Jonathan D. Sokoloff(1)                                      100,000

 Christopher Walker                                           100,000

 Robert W. Miller(2)                                           50,000

 Daniel and Elaine Seigel                                      50,000

 Naomi Bement                                                  25,000

 Linda Maslowe                                                 25,000

 Philip Maslowe                                                25,000

 William Yingling                                              25,000
                                                             --------
    TOTAL                                                    $500,000
--------------------------                                   ========

(1) Mr. Green (or an entity controlled by him) and Mr. Sokoloff are general partners of Leonard Green & Associates ("LGA") and may be deemed to be beneficial owners of the 3,100,160 shares or 77.5% of Parent's outstanding common stock, par value $.01 (the "Common Stock"), owned by GEI, and the

         129,932 shares or 86.6% of Parent's outstanding Series A 9% Cumulative Redeemable Preferred Stock, par value $.01 (the "Preferred Stock"), owned by GEI, by reason of their interests in LGA, which is the sole general partner of GEI. In addition, Messrs. Green and Sokoloff are directors of the Company.

(2) Mr. Miller is Chairman of the Board of Directors and Chief Executive Officer of the Company.

                                                                 Principal Amount of
                                Principal Amount of               Notes Beneficially
 Name                          Notes Offered for Sale           Owned After the Offer
 ----                          ----------------------           ---------------------
   *                                    *                                *

*  To be provided by amendment.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 29, 1996. Because there will be no cash proceeds to the Company arising from the Offer, no pro forma financial data are included in the following table.

                                                                      AS OF
                                                                DECEMBER 29, 1996
                                                                -----------------
                                                         (DOLLAR AMOUNTS IN THOUSANDS)
                                                                   (UNAUDITED)
SHORT-TERM DEBT: (1)
   Current installments of long-term debt                           $      0

LONG-TERM DEBT: (1)
   Revolving Credit Facility                                          50,000
   Senior Subordinated Notes
     due 2002 (Notes and New Notes combined)                          36,450
                                                                    --------
   Total long-term debt                                               86,450
                                                                    --------
STOCKHOLDER'S EQUITY:
   Common Stock, no par value.  Authorized 2,500
     shares; issued and outstanding 1,300 shares                      35,080
   Accumulated deficit                                                (3,225)
                                                                    --------
   Net stockholder's equity                                           31,855
                                                                    --------

     Total capitalization                                           $118,305
                                                                    ========

(1) See "Financing Arrangements" and "Description of Securities to be Registered -- Subordination."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The selected historical and pro forma financial data set forth below have been derived from the audited financial statements for the 39 weeks ended September 25, 1992 and the 14 weeks ended January 3, 1993, the unaudited pro forma financial information for the fiscal year ended January 3, 1993, and the audited financial statements for the fiscal years ended January 2, 1994, January 1, 1995, December 31, 1995 and December 29, 1996. Such data should be read in conjunction with the financial statements and the related notes thereto included elsewhere herein. As a consequence of the Acquisition effective September 25, 1992, the Company is deemed for financial reporting purposes to have become a new reporting entity ("Successor Company") on that date and periods subsequent to the September 25, 1992 date reflect the allocation of the costs of the Acquisition to assets and liabilities based on estimates of fair values in accordance with the purchase method of accounting. Accordingly, the results of operations of Successor Company subsequent to September 25, 1992 are not fully comparable to the results of operations of the Company as constituted prior to such date ("Predecessor Company"). In particular, operating results subsequent to September 25, 1992 reflect incremental depreciation and amortization relating to the purchase method adjustments referred to above and higher interest charges relating to new indebtedness related to the Acquisition.

     The pro forma statement of earnings gives effect to the Acquisition and related financing AS IF CONSUMMATED AT THE BEGINNING OF THE 1992 FISCAL YEAR. As a result, such statement is not fully comparable to statements of operations for prior fiscal periods. For additional information, see "Capitalization" and "Pro Forma Financial Data."

                           UNITED MERCHANDISING CORP.
                         (Dollar Amounts in Thousands)

                                                                                                      Successor      Predecessor
                                                                                                       Company         Company
                                                                                                     -------------  --------------
                                                      Successor Company                              14 Weeks from  39 Weeks from
                                     --------------------------------------------------              September 26,   December 30,
                                                         Year Ended                       Pro Forma       1992            1991
                                     --------------------------------------------------   Year Ended     through         through
                                     December 29, December 31,  January 1,   January 2,   January 3,    January 3,    September 25,
                                         1996         1995         1995         1994         1993         1993             1992
                                       --------     --------     --------     --------     --------      -------         --------
STATEMENT OF OPERATIONS DATA:
Net sales                              $404,265     $370,126     $364,109     $321,933     $312,415      $89,616         $222,799
Cost of goods sold, buying
  and occupancy                         277,116      256,583      244,777      224,094(1)   221,795(2)    64,147(3)       150,660
                                       --------     --------     --------     --------     --------      -------         --------
  Gross profit                          127,149      113,543      119,332       97,839       90,620       25,469           72,139

Operating expenses:
  Selling and administration            101,053       95,158       92,238       80,076       80,076       20,629           59,447
  Depreciation and amortization           9,578       11,991        9,180        6,999        6,317(4)     1,684(5)         1,762
                                       --------     --------     --------     --------     --------      -------         --------
Total operating expenses                110,631      107,149      101,418       87,075       86,393       22,313           61,209
                                       --------     --------     --------     --------     --------      -------         --------

Operating income                         16,518        6,394       17,914       10,764        4,227        3,156           10,930
Interest expense (income), net           11,482       12,347       11,712       11,793       10,872(6)     3,256(7)        (1,059)
                                       --------     --------     --------     --------     --------      -------         --------
Income (loss) before income
  taxes and extraordinary loss            5,036       (5,953)       6,202       (1,029)      (6,645)        (100)          11,989
Income taxes                                970          368        1,903            0            0            0            4,964
                                       --------     --------     --------     --------     --------      -------         --------

Income (loss) before
  extraordinary loss                      4,066       (6,321)       4,299       (1,029)      (6,645)        (100)           7,025
Extraordinary loss from early
  extinguishment of debt,
  net of income tax benefit              (1,285)           0       (2,855)           0            0            0                0
                                       --------     --------     --------     --------     --------      -------         --------

Net income (loss)                        $2,781      ($6,321)      $1,444      ($1,029)     ($6,645)       ($100)          $7,025
                                       ========     ========     ========     ========     ========      =======         ========

OPERATING AND OTHER DATA:
  EBITDA (8)                            $26,096      $18,386      $27,094      $24,094      $24,836      $10,118          $14,718
  Ratio of earnings to
    fixed charges                          1.22         0.69         1.31          0.9          0.6          0.9              4.0
  Deficiency in earnings
    to fixed charges                     $    0       $6,383           $0       $1,668       $7,284         $259                0
  Number of stores at end
    of period                               196          192          175          162          147          147              140
---------------------------------

(1) Includes $6,332 increase related to the purchase accounting inventory revaluation.
(2) Includes $11,080 increase related to the purchase accounting inventory revaluation. Predecessor Company recorded inventory on a LIFO basis. In connection with the Acquisition, the Company adopted the FIFO method for recording inventory.
(3) Includes $4,749 increase related to the purchase accounting inventory revaluation.
(4) Includes $3,828 increase related to depreciation and amortization of purchase accounting asset revaluation.
(5) Includes $957 increase related to depreciation and amortization of purchase accounting asset revaluation.
(6) Includes (i) $11,291 increase in interest expense on debt arising from the Acquisition, and (ii) $640 increase related to amortization of financing fees.
(7) Includes (i) $3,096 increase in interest expense on debt arising from the Acquisition, and (ii) $160 increase related to amortization of financing fees.
(8) EBITDA represents net income (loss) before taking into consideration interest expense, income tax expense, depreciation expense, amortization expense, non-cash rent expense (see footnote 5 to the financial statements), amortization expense associated with the write-up of assets related to the Acquisition, expense incurred related to management stock grants related to the Acquisition, LIFO provision incurred prior to the Acquisition and extraordinary loss from early extinguishment of debt.

                           UNITED MERCHANDISING CORP.
                         (Dollar Amounts in Thousands)


                                                       December 29,     December 31,     January 1,     January 2,     January 3,
                                                           1996            1995             1995           1994          1993
                                                       ------------     ------------     ----------     ----------     --------
BALANCE SHEET DATA:
Total Assets                                             $197,869         $207,119        $227,707       $214,291      $202,330
                                                         --------         --------        --------       --------      --------

Working capital (excluding current
   maturities of long-term debt)                           70,428           74,994          69,064         67,278        71,799
                                                           ------           ------          ------         ------        ------

Long-term debt (including current maturities):
   Term Loan                                                    0                0               0         44,000        49,000

   Revolving Credit Facility                               50,000           67,144          60,000              0             0
   Senior Subordinated Notes
     due 2002 (Notes and New Notes combined)               36,450           36,450          36,450         55,000        55,000
                                                         --------         --------        --------       --------      --------

      Total long-term debt                                $86,450         $103,594         $96,450        $99,000      $104,000
                                                          =======         ========         =======        =======      ========

Stockholder's equity                                      $31,855          $29,074         $35,395        $33,787       $34,790
                                                          =======          =======         =======        =======       =======

                            PRO FORMA FINANCIAL DATA
                                 (IN THOUSANDS)

                               Pro Forma Combined
              (53 Weeks Ended January 3, 1993 as Adjusted to Give
                           Effect to the Acquisition)


     The following unaudited pro forma statement of operations presents the pro forma results of operations of the Company for the 53 weeks ended January 3, 1993. The unaudited pro forma statement of operations combines the results of operations of Predecessor Company for the 39 weeks ended September 25, 1992 and the results of operations of the Company for the 14 weeks ended January 3, 1993 and gives effect to the Acquisition as though it occurred at the beginning of the 1992 fiscal year. The unaudited pro forma information does not purport to represent the results that actually would have occurred if such transactions had in fact occurred on such date or to project the results that may be achieved in the future.

                           UNITED MERCHANDISING CORP.
                         (Dollar Amounts in Thousands)


                                                Predecessor Company        Successor Company
                                                   39 Weeks from             14 Weeks from                           Pro Forma
                                                 December 30, 1991         September 26, 1992                        Year Ended
                                             through September 25, 1992  through January 3, 1993  Adjustments      January 3, 1993
                                             --------------------------  -----------------------  -----------      ---------------
STATEMENT OF OPERATIONS:

Net sales                                             $222,799                  $ 89,616             $     0          $312,415
Cost of goods sold, buying and occupancy               150,660                    64,147               6,988(1)(2)     221,795
                                                      --------                  --------             -------          --------
  Gross profit                                          72,139                    25,469              (6,988)           90,620

Operating expenses:
  Selling and administration                            59,447                    20,629                   0            80,076
  Depreciation and amortization                          1,762                     1,684               2,8713            6,317
                                                      --------                  --------            --------          --------
Total operating expenses                                61,209                    22,313               2,871            86,393
                                                      --------                  --------            --------          --------

Operating income                                        10,930                     3,156              (9,859)            4,227
Interest expense (income), net                          (1,059)                    3,256               8,675(4)         10,872
                                                      --------                  --------            --------          --------
Income (loss) before income taxes                       11,989                      (100)            (18,534)           (6,645)
Income taxes                                             4,964                         0              (4,964)(5)             0
                                                      --------                  --------             -------          --------

Net income (loss)                                     $  7,025                  $   (100)           $(13,570)         $ (6,645)
                                                      ========                  ========            ========          ========

____________________

(1) Predecessor Company recorded inventory on a LIFO basis. In connection with the Acquisition, the Company adopted the FIFO method for recording inventory. As a result, the $657 LIFO benefit recorded in Predecessor Company is reversed to reflect the FIFO method as of the beginning of the year.

(2) Reflects $6,331 increase related to purchase accounting inventory revaluation.

(3) Reflects $2,871 increase in depreciation and amortization expense due to purchase accounting revaluation of assets.

(4) Reflects (i) $8,195 net increase in interest expense on debt arising from the Acquisition, and (ii) $480 increase in amortization of financing fees.

(5) Reflects $4,964 decrease in income taxes since Pro Forma results reflect a pre-tax loss for the year.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The fiscal years ended January 1, 1995, December 31, 1995 and December 29, 1996 are referred to below as "Fiscal 1994," "Fiscal 1995" and "Fiscal 1996," respectively.

Fiscal 1996 versus Fiscal 1995

(1)      Net Sales

         Net sales increased 9.2% (or $34.2 million) from $370.1 million in Fiscal 1995 to $404.3 million in Fiscal 1996, while the number of stores increased by four (or 2.0%) from 192 in Fiscal 1995 to 196 in Fiscal 1996. Same store sales increased 3.7% in Fiscal 1996, reflecting improved economic and weather conditions in the regions in which the Company operates, together with strong advertising and merchandising programs. Sales generated from new stores opened in 1995 and 1996 contributed the remainder of the 9.2% sales increase.

(2)      Gross Profit

         Gross profit increased 12.0% (or $13.6 million) from $113.5 million in Fiscal 1995 to $127.1 million in Fiscal 1996, reflecting increased sales and improved gross profit margin. Gross profit margin increased from 30.6% of sales in the 1995 period to 31.5% of sales in the 1996 period. The improvement in gross profit margin in Fiscal 1996 reflected the absence of one-time clearance sales, which negatively impacted prior year gross profit margins. Results for Fiscal 1995 reflect lower gross profit margins as the Company implemented a successful campaign focused on inventory reduction with respect to certain product categories.

(3)      Operating Expenses

         Selling and administration expenses increased 6.2% (or $5.9 million) from $95.2 million in Fiscal 1995 to $101.1 million in Fiscal 1996. This increase resulted primarily from the annualization of expenses related to the Company's store growth in 1995 and 1996 as well as rent associated with the Company's sale/leaseback of its Fontana distribution center and Culver City store in 1996. When measured as a percentage of sales, selling and administration expenses decreased from 25.7% of sales in the 1995 period to 25.0% in the 1996 period, reflecting management's continued focus on controlling expenses and the leveraging of fixed costs due to increased sales.

         Depreciation and amortization expense decreased 20.0% (or $2.4 million) from $12.0 million in Fiscal 1995 to $9.6 million in Fiscal 1996. This decrease resulted primarily from a $2.8 million charge related to the non-cash portion of rent expense which was recorded in Fiscal 1995. The decrease is partially offset by expenditures related to the Company's store growth in 1995 and 1996.

(4)      EBITDA

         Fiscal 1996 EBITDA totaled $26.1 million, which represented an increase of 41.8% (or $7.7 million) versus 1995's EBITDA of $18.4 million. Increases in same-store sales, gross margin and increased operating efficiencies were the primary factors contributing to the improvement.

(5)     Interest Expense, Net

         Interest expense, net for Fiscal 1996 decreased 6.5% (or $0.8 million) from $12.3 million in Fiscal 1995 to $11.5 million in Fiscal 1996. This decrease reflects lower average borrowing levels on the Company's Revolving Credit Facility during Fiscal 1996 as a result of improved earnings, a continued focus on inventory reduction, and a slowdown in store growth in Fiscal 1996. The Company's Revolving Credit Facility balance was $50.0 million at December 29, 1996 versus a balance of $67.1 million at December 31, 1995.

(6)      Income Taxes

         The Company recorded an income tax provision against operations of $1.0 million in Fiscal 1996 versus $0.4 million in Fiscal 1995. However, the $1.0 million provision was offset by a $0.9 million tax benefit against the extraordinary loss from early extinguishment of debt described below resulting in a net tax provision of less than $0.1 million for Fiscal 1996.

(7)      Extraordinary Loss From Early Extinguishment of Debt

         During Fiscal 1996, the Company refinanced its indebtedness under a prior credit facility with borrowings under the new Revolving Credit Facility with CIT. In connection with the refinancing, the Company accelerated amortization of $1.0 million of certain fees and paid $1.2 million in prepayment premiums and other fees. Accordingly, an after-tax charge of $1.3 million ($2.2 million before taxes) is recorded as an extraordinary loss for Fiscal 1996. No such event occurred during Fiscal 1995.

(8)      Net Income

         Fiscal 1996 net income was $2.8 million versus a net loss of $6.3 million for Fiscal 1995. This variance reflects the positive sales and gross profit results achieved in Fiscal 1996, partially offset by the $1.3 million extraordinary loss ($2.2 million before taxes) related to the Company's revolving debt refinancing in Fiscal 1996. Also impacting this variance was the $2.8 million charge related to the non-cash portion of rent expense recorded in Fiscal 1995.

Fiscal 1995 Versus Fiscal 1994

(1)      Net Sales

         Net sales increased 1.6% (or $6.0 million) from $364.1 million in Fiscal 1994 to $370.1 million in Fiscal 1995, while the number of stores increased by 17 (or 9.7%) from 175 in Fiscal 1994 to 192 in Fiscal 1995. Same store sales decreased 4.9% in Fiscal 1995 reflecting a general slow-down in retail spending by consumers, heavy rains experienced in early 1995, the short-term positive impact of the Northridge earthquake on 1994's sales, and the extremely dry and warm November and December 1995 weather's impact on ski and winter related product sales. Sales generated from new stores opened in 1994 and 1995 offset the decline in same store sales, resulting in the 1.6% increase in net sales for the year.

(2)      Gross Profit

         Gross profit decreased 4.9% (or $5.8 million) from $119.3 million in Fiscal 1994 to $113.5 million in Fiscal 1995. Gross profit margin decreased from 32.8% of sales in the 1994 period to

30.6% of sales in the 1995 period. Certain gross profit costs, including minimum rent and other occupancy and distribution costs, are relatively fixed in nature or fluctuate primarily based on the number of stores. Accordingly, the same store sales decrease in Fiscal 1995 negatively impacted the Company's gross margin. Gross margin was also impacted by a successful campaign focused on reducing inventory levels for certain product categories. This inventory reduction plan resulted in lower gross margin as the Company adjusted prices to achieve its targeted inventory levels.

(3)      Operating Expenses

         Selling and administration expenses increased 3.3% (or $3.0 million) from $92.2 million in Fiscal 1994 to $95.2 million in Fiscal 1995. This increased resulted from the significant store growth achieved by the Company during Fiscal 1995 and a significant increase in advertising costs. These increases were partially offset by the Company's focus on other variable expense categories in reaction to the general weakness in the economy. When measured as a percentage of sales, selling and administration expenses increased from 25.4% of sales in the 1994 period to 25.7% in the 1995 period, reflecting the relatively fixed nature of many of these costs combined with the same store sales decrease discussed above.

         Depreciation and amortization expense increased 30.4% (or $2.8 million) from $9.2 million in Fiscal 1994 to $12.0 million in Fiscal 1995. This increase reflects the Company's spending on store growth and computer software and hardware for the Company's new computerized financial and merchandising systems, along with an increase of $2.8 million related to the non-cash portion of rent expense. This non-cash rent expense is expected to decline significantly in 1996 and thereafter.

(4)      EBITDA

         1995 reflects EBITDA of $18.4 million which is 32.1% (or $8.7 million) lower than 1994's EBITDA of $27.1 million. Decreases in same- store sales and gross margin coupled with advertising expense increases were the primary factors contributing to the decrease. In addition to a difficult retail environment, sales were impacted by poor weather conditions throughout the year.

(5)      Interest Expense, Net

         Interest expense, net for 1995 increased 5.1% (or $0.6 million) from $11.7 million in Fiscal 1994 to $12.3 million in Fiscal 1995. This variance results from higher borrowing balances throughout 1995, partially offset by lower interest rates on the Company's bank facility, and the impact of the repurchase of a portion of the Securities late in 1994. The decrease in interest rates resulted from lower interest rates under the Company's bank facility, coupled with a full year impact on interest expense resulting from the repurchase of $18.6 million of higher interest Securities, which took place in the fourth quarter of 1994.

(6)      Income Taxes

         Income taxes were $0.4 million in Fiscal 1995 versus $1.9 million in Fiscal 1994. The $0.4 million in Fiscal 1995 represents a change in the valuation allowance for deferred taxes. Such change was based upon the Company's determination that a 100% valuation allowance was appropriate inasmuch as the Company had incurred taxable losses during two consecutive fiscal years and could not substantiate that it would be able to generate future taxable income in order to realize its deferred tax assets.

(7)      Net Income (Loss)

         Fiscal 1995 net loss was $6.3 million compared to net income of $1.4 million for Fiscal 1994. Approximately $3.3 million of the Fiscal 1995 loss is related to the non-cash portion of rent expense compared to $0.5 million in 1994. This non-cash rent expense is expected to decline significantly in 1996 and thereafter. Decreases in same-store sales and gross margins and increases in advertising expense were the other primary factors for the earnings decline in Fiscal 1995.

IMPACT OF INFLATION

         The Company does not believe that inflation has a material impact on the Company's results of operations. The Company believes that it is generally able to pass along any inflationary increases in costs to its customers.

LIQUIDITY AND CAPITAL RESOURCES

         The Company is highly leveraged as a result of the Securities and the Senior Indebtedness (as defined in the Indenture and summarized in "Description of Securities to be Registered -- Certain Definitions"), including, without limitation, the Revolving Credit Facility. The Revolving Credit Facility provides the Company with a three-year, non-amortizing, $100 million revolving debt facility. The Revolving Credit Facility is secured by trade accounts receivable, merchandise inventories and general intangible assets of the Company and has a borrowing limit (including advances, outstanding letters of credit and unreimbursed drawings under letters of credit) at any time equal to the lesser of $100,000,000 and the Borrowing Base (as defined in the Credit Agreement). The Borrowing Base is equal to 65% of the aggregate value of Eligible Inventory (as defined in the Credit Agreement) from time to time. See "Financing Arrangements."

         As a result of borrowings incurred in connection with the Acquisition, the Company's interest expense increased from $0.7 million in fiscal 1991 to $10.9 million in fiscal 1992 (on a pro forma basis), $11.8 million in fiscal 1993, $11.7 million in Fiscal 1994, $12.3 million in Fiscal 1995 and $11.5 million in Fiscal 1996. As a result, and taking into account other factors related to the Acquisition, when calculated on a pro forma basis to give effect to the Acquisition and related financing, the results of operations of the Company for fiscal 1992 (on a pro forma basis), fiscal 1993 and Fiscal 1995 include net losses of $6.6 million, $1.0 million and $6.3 million, respectively. The Company believes that operating cash flow (i.e., income before interest expense, taxes, depreciation and amortization) will be sufficient to cover the interest expense arising from the Revolving Credit Facility and the Securities. However, the Company's ability to meet its debt service obligations will depend upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, including factors beyond its control. Accordingly, there can be no assurance that operating cash flow will be sufficient to meet the Company's debt service obligations.

         The Credit Agreement includes covenants that, among other things, limit the Company's ability to incur debt, merge or consolidate with or invest in other companies, sell or lease or otherwise transfer all or substantially all of its properties or assets, make certain payments with respect to its outstanding capital stock, and engage in transactions with affiliates. The Credit Agreement also contains a financial covenant that requires the Company to maintain, during each quarter, a Fixed Charge Coverage Ratio (as defined). The Securities also contain various restrictive covenants similar to (although generally less restrictive than) those contained in the Credit Agreement. The Company believes that the restrictive covenants under the Credit Agreement will not impair its ability to accomplish its expansion plans or other business strategies, which the Company expects to fund through the net cash generated from operations, together with borrowings under the Revolving Credit Facility. However, the Company's leveraged condition could make the procurement of additional capital resources difficult if that were to become necessary. Further, the limitations on capital expenditures resulting from the Fixed Charge Coverage Ratio contained in the Revolving Credit Agreement could impair the Company's ability to undertake the cost of construction of new stores and improvements if that were to become necessary.

         As of December 29, 1996, there were borrowings of $50.0 million and letter of credit commitments of $4.3 million outstanding under the Revolving Credit Facility, and the Company's cash and cash equivalents balance was $4.8 million versus a balance of $3.2 million at December 31, 1995.

         Net cash provided by operating activities was $19.8 million for Fiscal 1996 versus net cash use of $3.8 million for Fiscal 1995. Improved earnings combined with continued focus on inventory levels and payables decreases related to reduced inventory purchases late in Fiscal 1995 were the primary factors in the improvements in cash provided by operating activities in Fiscal 1996. The Company's year-end inventory levels were 2% (or $2.6 million) lower than Fiscal 1995 levels. This reduction was accomplished even as the Company grew its store base from 192 at December 31, 1995 to 196 at December 29, 1996, and follows the success of the Company's Fiscal 1995 inventory reduction program where inventories were reduced $13.5 million, or 9.0%, between years despite a 9.7% (17 stores) increase in store count. Net cash provided by investing activities was $1.5 million for Fiscal 1996 versus a cash use of $7.4 million for Fiscal 1995, reflecting $5.0 million in net proceeds from the sale/leaseback of the Company's Fontana distribution center and Culver City, California store and a reduction in expenditures related to the temporary planned reduction of the Company's store growth program in Fiscal 1996. The cumulative effect of net cash used in operating activities and net cash provided by investing activities resulted in a reduction in the Company's borrowings of $17.1 million for Fiscal 1996, versus an increase of $7.1 million for Fiscal 1995, and an increase in cash and cash equivalents of $1.6 million versus a decrease of $4.5 million for the comparable periods in Fiscal 1996 and Fiscal 1995, respectively.

         The Company believes that net cash provided by operating activities and borrowings under the Revolving Credit Facility will be sufficient to fund anticipated capital expenditures and working capital requirements for the foreseeable future.

IMPACT OF NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," issued in March 1995, and effective for fiscal years beginning after December 15, 1995, establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill either to be held or disposed of. The adoption of FAS 121 did not have a material impact on the Company's financial position or results of operations during Fiscal 1996.

         On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The

Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure provisions of SFAS No. 123.

                                    BUSINESS

GENERAL

         Big 5 Holdings and Parent were formed in 1992 for the purpose of acquiring the Company. The acquisition took place on September 25, 1992, when Big 5 Holdings purchased all of the Company's outstanding capital stock from Thrifty. On August 10, 1993, Big 5 Holdings was merged into the Company, which was the surviving entity following the merger.

         The Company was founded in 1955 and currently operates a chain of retail stores under the trade name "Big 5 Sporting Goods." Big 5 is one of the leading sporting goods chain in the United States based on revenues, operating 196 stores at December 29, 1996 located in eight western states, including California, Washington, Arizona, New Mexico, Nevada, Oregon, Texas and Idaho. According to industry sources, Big 5's fiscal 1996 revenues were the fourth highest among full-line sporting goods retailers in the United States, totalling $404.3 million for an increase of 9.2% versus comparable 1995 revenues. Big 5's marketing strategy is directed at the general sporting goods consumer, with product offerings including a wide selection of sporting goods in a broad range of prices.

         During the five fiscal years ending December 29, 1996, Big 5 opened a total of 63 new stores located throughout California, Washington, Arizona, New Mexico, Oregon, Nevada, Texas and Idaho. In 1993 and 1994, Big 5 successfully completed the implementation and installation of new merchandising, distribution and financial systems. These systems provide the Company with valuable data in tracking inventories. This information was used to help accomplish a successful inventory reduction program in 1995. Big 5's 440,000 square feet distribution warehouse is located in Fontana, California. Substantially all of Big 5's merchandise is distributed from the Fontana facility to individual stores. Management believes that its distribution facility is sufficient to service its current store base as well as the Company's planned store expansion program for the foreseeable future.

EXPANSION AND STORE DEVELOPMENT

         Big 5's average annual store growth was 15 new stores per year over the four-year period from 1992 through 1995; however, the Company temporarily reduced the rate of its store expansion program in 1996, opening a total of four new stores. This reduction in store growth was in response to unfavorable sales trends experienced in 1995. Big 5 plans to increase the number of new store openings to return to its historical growth pattern by opening approximately 14 to 16 new stores in 1997 in reaction to the improved retail environment in the states in which the Company operates. Big 5 intends to locate new stores principally within, or adjacent to, its existing markets to take advantage of economies of scale relating to marketing, distribution and management. Big 5 offers a full-line of sporting goods products in stores of approximately 10,000 to 15,000 total square feet located primarily in multi-store strip-centers or as freestanding units. In addition to new store expansion, Big 5 intends to continue its strategies (through store remodeling, updated systems, value oriented product mix and promotional advertising) to increase sales in existing locations.

         Big 5's ability to expand will depend, in part, on business conditions and the availability of suitable sites, acceptable lease terms and sufficient capital. Generally, the opening of a new store by Big 5 requires expenditures for additional inventory, furniture, fixtures and equipment (including point-of-sale equipment and computers), and miscellaneous overhead expenses. Big 5's leases generally require the lessor, rather than Big 5, to fund all or a significant portion of the capital expenditures related to new store construction and costs of improvements. Big 5 expects that the net cash generated from operations, together with borrowings under the Revolving Credit Facility, will enable Big 5 to finance the expenditures related to its planned expansion, although there can be no assurance in this regard. See "Risk Factors -- Expansion Program." Big 5's ability to expand or to remodel existing stores will be subject to successful site acquisition and/or negotiation of new leases or amendments to existing leases, and may be limited by zoning, fire and other governmental regulations.

         The following table sets forth the number of Big 5 stores for the last five fiscal years:

                                        1992      1993      1994      1995      1996
                                        ----      ----      ----      ----      ----
 Total at period beginning              137       147       162       175       192

 Opened during period                    10        15        15        19         4

 Closed during period                     -        -         (2)       (2)        -
                                        ---       ---       ---       ---       ---
 Total at period end                    147       162       175       192       196
                                        ===       ===       ===       ===       ===


MERCHANDISE

         Big 5's marketing strategy is directed at consumers who seek quality sporting goods merchandise. Merchandise is offered in a broad range of prices. The assortment of products sold in Big 5 stores includes, among other things, athletic shoes and apparel, in-line skates and accessories, equipment for team sports, tennis, golf, skiing, fitness, camping, hunting and fishing, and other general athletic products. Big 5 offers a variety of recognized brand name products, private label merchandise, and products manufactured exclusively for Big 5 by various manufacturers. Big 5's assortment of products by sports category has remained relatively consistent during its history as a sporting goods chain, except that, as a percentage of merchandise mix, the percentage of total sales related to athletic shoes and clothing has increased in the last decade, and the percentage of total sales related to in-line skates and accessories has increased in the last five years.

ADVERTISING AND PROMOTION

         Big 5's advertising is conducted principally through print media. Print advertising consists of inserts in numerous newspapers and direct mailings made throughout Big 5's geographic markets. These advertisement inserts typically highlight a broad range of merchandise to maintain consumer awareness of Big 5's full product line and feature specially priced products to attract consumers. Big 5 has an in-house advertising staff that designs and produces its advertising, which enables Big 5 to maintain a timely and flexible advertising campaign.

PROPERTIES

         As of December 29, 1996, Big 5 operated 196 stores in eight western states. All but one of Big 5's store sites are leased. Only 12 of Big 5's leases are due to expire by the year 2000, and most of Big 5's leases contain renewal options. Big 5's stores average approximately 10,000 to 15,000 square feet in size and are located primarily in multi-store strip centers or as freestanding units. Specific store locations are selected based on market demographics, competitive factors and site economics. The Company currently leases its Fontana warehouse facility from the State of Wisconsin Investment Board. The lease for the facility has an initial term of ten years commencing on March 5,

1996. The Company also has the right to exercise three five-year options beyond the initial ten-year term.

         The chart below sets forth information with respect to Big 5's geographic markets:

                                                     Store Statistics by Region
                                                      As of December 29, 1996
                                                      -----------------------
                                                                    Percentage of Total
                                             Number of Stores        Number of Stores
                                             ----------------       -------------------
         California:
            Southern California                     79                       40%
            Central California                      21                       11
            Northern California                     43                       22
                                                   ---                       --
                 Total California                  143                       73
                                                   ---                       --
         Washington                                 25                       13
         Arizona                                    10                        5
         Oregon                                      6                        3
         New Mexico                                  5                        3
         Nevada                                      4                        2
         Texas                                       2                        1
         Idaho                                       1                       --
                                                   ---                      ---
         Total                                     196                      100%
                                                   ===                      ====

INDUSTRY AND COMPETITION

         Sporting goods are marketed through various retail entities, including sporting goods stores, department stores, discount retailers, specialty stores and mail order. The industry is highly fragmented; according to the National Sporting Goods Association, total U.S. retail sales of sporting goods were approximately $37.6 billion in 1996. In general, Big 5's competitors tend to fall into four basic categories: traditional sporting goods stores, mass merchandisers, specialty sporting goods stores and sporting goods superstores. Certain of Big 5's competitors are larger and have greater capital resources than Big 5.

         Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including Big 5. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store strip-centers. The traditional chains typically carry a varied assortment of merchandise and are often viewed by their customers as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Oshman's and Copeland's.

         Mass Merchandisers. This category includes discount retailers such as Wal-Mart and Kmart and department stores such as JC Penney and Sears. These stores range in size from approximately 50,000 to 200,000 square feet and are primarily located in regional malls, strip shopping centers or freestanding sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers. Although generally price competitive, discount and department stores typically have limited customer service in their sporting goods departments.

         Specialty Sporting Goods Stores. This category consists of two groups. The first group generally includes athletic footwear specialty stores, which are typically 2,000 to 20,000 square feet in size and are located in shopping malls. Examples include such retail chains as Foot Locker, Lady Footlocker and Just for Feet. These retailers are highly focused, with most of their sales coming from athletic footwear and team licensed apparel. The second group consists of pro shops and stores specializing in a particular sport or recreation. This group includes backpacking and mountaineering specialty stores and specialty skate shops and golf shops. Typically, prices at specialty stores tend to be higher than prices at the sporting goods superstores and traditional sporting goods stores.

         Sporting Goods Superstores. Stores in this category typically are larger than 30,000 square feet and tend to be freestanding locations. These stores emphasize high volume sales and a large number of SKU's. Examples include Oshman's Super Sports, The Sports Authority, Jumbo Sports (formerly Sports & Recreation), Sport Chalet and Sportmart.

         Big 5 believes that it competes successfully with each of the competitors discussed above by focusing on what the Company believes are the primary factors of competition in the sporting goods industry. These factors include experienced and knowledgeable personnel, personal attention given to customers, breadth, depth, price and quality of merchandise offered, purchasing and pricing policies, effective sales techniques, direct involvement of senior officers in monitoring store operations, superior management information systems and store location and design. However, the competitive environment is often affected by factors beyond a particular retailer's control, such as shifts in consumer preferences, economic conditions, and population and traffic patterns.

DISTRIBUTION AND INFORMATION SYSTEMS

         The majority of Big 5's merchandise is warehoused in an approximately 440,000 square foot facility located in Fontana, California and transported by trucks to Big 5 stores. The distribution center was opened in February 1990. On March 5, 1996, the Company purchased the Fontana facility building and improvements from MLTC Funding, Inc. ("MLTC"), which previously owned and leased such property to the Company, then entered into a sale and leaseback agreement with regard to the Fontana facility with the State of Wisconsin Investment Board. Prior to this transaction, the Company owned the land associated with the facility and leased the buildings and improvements. See "Certain Transactions - Subleases".

         In 1993 and 1994, the Company implemented a new data processing system called the COACH (Customer Oriented Approach for Continued High- Performance) system, which is a low maintenance data processing environment capable of supporting the Company's future growth. The COACH system provides the Company with valuable inventory tracking information through the implementation of store-level perpetual inventories. Each store now has a unique inventory model that allows the Company to maximize inventory mix at the store level. The COACH system also includes a local area network that connects all corporate users to electronic mail, scheduling and the host AS/400 system. The host system and the Company's stores are linked in a network that provides satellite communications for credit card, in-house tender authorization, and daily polling of sales at the store level. In the Company's distribution center, radio frequency terminals are used in the areas of receiving, stock putaway, stock movement, order filling, cycle counting and inventory management. Store processes have been streamlined by implementing radio frequency, hand-held terminals to assist in store ordering, receiving, transfers and perpetual inventories. In 1989, the Company converted all of its stores to a computerized, point-of-sale system. This system allows the

Company to capture data at the point of sale and communicate with headquarters through its satellite communications network.

DESCRIPTION OF SERVICE MARKS AND TRADEMARKS

         The Company uses the "Big 5 Sporting Goods" name as a service mark in connection with its business operations and has registered this name as a federal service mark. The Company has also registered federally and/or locally as trademarks and service marks certain private labels under which it sells a variety of merchandise, including apparel.

EMPLOYEES

         As of December 29, 1996, Big 5 had approximately 4,550 employees. Of these, the Teamsters Union currently represents 369 employees (or approximately 8.1%), who are primarily employees in the Company's distribution center and non-management employees in certain stores. In 1994, the Company signed a contract with the Teamsters Union, which expires in August 1997. The Company has not had a strike or work stoppage in the last fifteen years. The Company believes that it provides working conditions and wages that compare favorably with those offered by other retailers in the industry and that its employee relations are good.

EMPLOYEE TRAINING

         Big 5 has developed an extensive training program for all store employees, including salespeople, cashiers and management trainees. An introductory program for all full-time, permanent, retail employees stresses excellence in customer service as well as effective selling skills. Big 5's InfoWindow, an interactive, multimedia training system, provides a cost-effective, consistent method of training employees, which is designed to improve performance, customer service and on-the-job safety. Store employees gain hands-on practice using a touch-screen monitor and simulated keyboard to learn how to provide high quality customer service and use Big 5's in-store systems. Every Big 5 store employee must complete the training program before commencing work on the sales floor. In addition, cashiers receive additional training relating to Big 5's point-of-sale system and cash handling, and management trainees receive additional training throughout their careers, including seminars that focus on advanced management and sales skills and store specific information relating to loss prevention, scheduling and merchandising strategy.

LITIGATION

         The Company is from time to time involved in ordinary routine litigation incidental to the conduct of its business. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for such litigation matters. The Company believes that no litigation currently pending against it will have a material adverse effect on its financial position or results of operations.

                             FINANCING ARRANGEMENTS

         The Company's principal senior financing arrangement consists of the Revolving Credit Facility in the principal amount of up to $100,000,000, issued pursuant to the Credit Agreement. The payment of principal and interest of and on the Securities is subordinated in the manner provided in the Indenture to the prior payment of the Revolving Credit Facility. As of December 29, 1996, there were borrowings of $50.0 million and letter of credit commitments of $4.3 million outstanding under the Revolving Credit Facility.

         Subject to the terms and conditions of the Credit Agreement, the Revolving Credit Facility permits the Company to obtain revolving loans up to a maximum aggregate principal amount that, together with the aggregate undrawn amount of all outstanding letters of credit and of all unreimbursed amounts drawn under letters of credit, does not exceed the lesser of $100,000,000 and the Borrowing Base, which is generally equal to 65% of the Company's Eligible Inventory. The value of the Company's Eligible Inventory as of December 29, 1996 was approximately $126.4 million. At the Company's election (provided it is not in default), loans under the Revolving Credit Facility bear interest at a rate of LIBOR plus 2.5% or the Chemical Bank prime lending rate plus 0.75%, payable monthly at the end of each month. While an Event of Default is continuing, interest is payable at a rate per annum equal to 2% in excess of the otherwise applicable rate.

         The Revolving Credit Facility requires a monthly payment of an unused line of credit fee equal to 0.375% per annum on the average daily amount by which the $100,000,000 line of credit exceeds the sum of the average daily outstanding revolving loans and the average daily undrawn face amount of outstanding letters of credit. In addition, upon entering into the Credit Agreement, the Company was required to pay a loan facility fee, a loan syndication fee and a collateral management fee equal to $500,000, $250,000 and $100,000, respectively. The collateral management fee is also payable on each anniversary of the Credit Agreement. The Credit Agreement also requires the Company to pay certain other customary fees and expenses.

         Subject to the terms and conditions of the Credit Agreement, the Company may request that CIT and the other lenders party to the Credit Agreement assist the Company in obtaining letters of credit in amounts not exceeding $15,000,000 in the aggregate. With respect to letters of credit, in addition to customary fees and charges by the issuing bank, the Company is required to pay a letter of credit guaranty fee to the agent on the undrawn amount of such letter of credit at a rate equal to 1.25% per annum (3.25% per annum while any Event of Default is continuing).

         The Credit Agreement has an initial term of three years expiring on March 8, 1999, after which it is renewed for successive one-year periods unless terminated by either party. Revolving loans under the Credit Agreement are non-amortizing during the term thereof and become due and payable upon termination. Subject to certain limitations set forth in the Credit Agreement, the Company may borrow, repay and re- borrow the revolving loans throughout the term of the Credit Agreement. Upon notice, the Company may at any time reduce the line of credit available under the Credit Agreement, without penalty, provided that each such reduction is for a minimum of $5.0 million and is permanent and irrevocable. The Company is obligated to pay an early termination fee if the Company terminates the Revolving Credit Facility and Credit Agreement in full prior to the end of the initial three-year term.

         The Credit Agreement is secured by trade accounts receivable, merchandise inventories and general intangible assets (including trademarks and tradenames) of the Company and is also guaranteed by Parent. The Credit Agreement contains covenants restricting the ability of the

Company to, among other things, incur debt, merge or consolidate with or invest in other companies, sell or lease or otherwise transfer all or substantially all of its properties or assets, make certain payments with respect to its outstanding capital stock, and engage in certain transactions with affiliates. In addition, the Credit Agreement contains certain customary representations, warranties and covenants found in credit agreements of this nature.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information regarding the executive officers and directors of the Company. The Company's directors are elected at each annual meeting of stockholders to serve for a period of one year or until their successors are duly elected and qualified. The Company's executive offices serve at the pleasure of the Company's Board of Directors.

 Name                              Age                                     Positions
 ----                              ---                                     ---------
 Robert W. Miller                  73             Chief Executive Officer and Chairman of the Board

 Steven G. Miller                  44             President, Chief Operating Officer and Director

 Charles P. Kirk                   41             Senior Vice President and Chief Financial Officer

 Kathleen Reid-Seidner             41             Secretary, Vice President and General Counsel

 Richard A. Johnson                51             Senior Vice President, Store Operations

 Thomas J. Schlauch                52             Senior Vice President, Buying

 Steven J. Pechter                 38             Senior Vice President, Management Information Systems

 Leonard I. Green                  63             Director

 Jonathan D. Sokoloff              39             Director

 Jennifer Holden Dunbar            34             Director

         ROBERT W. MILLER became Chairman of the Company in September 1992. Mr. Miller had been the Company's Chief Executive Officer and President since 1973.

         STEVEN G. MILLER became President, Chief Operating Officer and a Director of the Company in September 1992. Mr. Miller, Robert Miller's son, had been the Company's Executive Vice President, Administration, since 1988.

         CHARLES P. KIRK became Senior Vice President and Chief Financial Officer of the Company in September 1992. Mr. Kirk had been Thrifty's Director of Planning and Vice President of Planning and Treasury since October 1990. Prior to joining Thrifty, Mr. Kirk had held various financial positions with Thrifty's former parent, PE, since 1981.

         KATHLEEN REID-SEIDNER became Secretary, Vice President and General Counsel of the Company in September 1992. Ms. Reid-Seidner had been Thrifty's Vice President and Corporate Counsel since 1990 and Thrifty's Corporate Counsel since 1987.

         RICHARD A. JOHNSON became Senior Vice President, Store Operations, for the Company in July 1992. Mr. Johnson had been the Company's Vice President, Store Operations, since 1986.

         THOMAS J. SCHLAUCH became Senior Vice President, Buying, for the Company in July 1992. Mr. Schlauch had been the Company's Head of Buying since 1990 and Vice President, Buying, since 1982.

         STEVEN J. PECHTER became Senior Vice President, Management Information Systems, for the Company in July 1992. Mr. Pechter had been the Company's Vice President, Management Information Systems, since 1990 and a member of the Operations Department since 1983.

         LEONARD I. GREEN became a Director of the Company in September 1992. Since 1989, Mr. Green has been, individually or through a corporation, a partner of LGA, a merchant banking firm that is the general partner of GEI. Before forming LGA in 1989, Mr. Green had been a partner of the merchant banking firm of Gibbons, Green, van Amerongen for more than five years. Mr. Green is also a director of Carr-Gottstein Foods Co., Rite Aid Corporation and several private companies.

         JONATHAN D. SOKOLOFF became a Director of the Company in September 1992. Mr. Sokoloff joined LGA as a partner in 1990. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of TwinLab Corporation, Carr- Gottstein Foods Co., and several private companies.

         JENNIFER HOLDEN DUNBAR became a Director of the Company in September 1992. She joined LGA as an associate in 1989, became a principal in 1993, and through a corporation became a partner in 1994. Ms. Holden Dunbar was previously an associate with the merchant banking firm of Gibbons, Green, van Amerongen and a financial analyst in mergers and acquisitions with Morgan Stanley & Co. Ms. Holden Dunbar is also a director of TwinLab Corporation and several private companies.

EXECUTIVE COMPENSATION

         (1)     Summary Compensation Table

         The following table sets forth the annual and long-term compensation of the Company's Chief Executive Officer and four additional most highly compensated executive officers whose annual salaries and bonus exceeded $100,000 in total during the fiscal year ended December 29, 1996.

                                                                                         LONG-TERM
                                               ANNUAL COMPENSATION                   COMPENSATION AWARDS
  -----------------------------------------------------------------------------------------------------------------------------
                                                                                          Securities
                                                                  Other                   Underlying
                                                                 Annual      Restricted     Stock
                                                                 Compen-       Stock       Options/      LTIP       All Other
      Name and Principal        Year     Salary      Bonus       sation        Awards         SARs      Payouts    Compensation
           Position                       ($)         ($)          ($)          ($)         (#)(1)       ($)           ($)
  -----------------------------------------------------------------------------------------------------------------------------
  Robert W. Miller,             1996     $290,000   $275,000      $-0-         $-0-           6,400     $ -0-         $ -0-
  Chief Executive Officer       1995      290,000      -0-         -0-          -0-            -0-        -0-           -0-
                                1994      276,000    240,000       -0-          -0-          10,000       -0-           -0-
  -----------------------------------------------------------------------------------------------------------------------------

  Steven G. Miller,             1996      210,000    175,000       -0-          -0-           6,400       -0-           -0-
  President and Chief           1995      210,000      -0-         -0-          -0-            -0-        -0-           -0-
  Operating Officer             1994      200,000    100,000       -0-          -0-          10,000       -0-           -0-
  -----------------------------------------------------------------------------------------------------------------------------

  Thomas J. Schlauch,           1996      150,000     60,000       -0-          -0-           3,600       -0-           -0-
  Senior Vice President,        1995      150,000     25,000       -0-          -0-            -0-        -0-           -0-
  Buying                        1994      142,000     50,000       -0-          -0-           6,000       -0-           -0-
  -----------------------------------------------------------------------------------------------------------------------------

  Richard A. Johnson,           1996      117,000     45,000       -0-          -0-           3,600       -0-           -0-
  Senior Vice-President,        1995      117,000     20,000       -0-          -0-            -0-        -0-           -0-
  Store Operations              1994      112,000     36,000       -0-          -0-           6,000       -0-           -0-
  -----------------------------------------------------------------------------------------------------------------------------

  Charles P. Kirk,              1996      130,000     35,000       -0-          -0-           3,600       -0-           -0-
  Senior Vice President &       1995      130,000     12,000       -0-          -0-            -0-        -0-           -0-
  Chief Financial Officer       1994      124,000     24,000       -0-          -0-           6,000       -0-           -0-
  -----------------------------------------------------------------------------------------------------------------------------




____________________
     (1) Represents stock options issued under the Big 5 Corporation 1992 Management Equity Plan. See Note (1) to the "Options/SAR Grants in Fiscal 1996" table for a description of the plan.

                 (2)      Option/SAR Grants in Fiscal 1996

                                                                                            Potential Realizable
                                                                                              Value at Assumed
                                                                                              Annual Rates of
                         Number of        % of Total                                         Stock Appreciation
                         Securities      Options/SARs                                               for
                         Underlying       Granted to        Exercise                             Option Term
                        Options/SARs     Employees in           or            Expiration   ---------------------
        Name            Granted (1)      Fiscal Year      Base Price (2)         Date        5%(3)        10%(3)
  --------------------------------------------------------------------------------------------------------------
  Robert W. Miller         6,400            11.7%             $12.00           9/25/02      $24,894      $56,164
  --------------------------------------------------------------------------------------------------------------
  Steven G. Miller         6,400           11.7               12.00            9/25/02       24,894       56,164
  --------------------------------------------------------------------------------------------------------------
  Thomas J. Schlauch       3,600            6.6               12.00            9/25/02       14,003       31,592
  --------------------------------------------------------------------------------------------------------------
  Richard A. Johnson       3,600            6.6               12.00            9/25/02       14,003       31,592
  --------------------------------------------------------------------------------------------------------------
  Charles P. Kirk          3,600            6.6               12.00            9/25/02       14,003       31,592
  --------------------------------------------------------------------------------------------------------------

         (1) The non-qualified stock options to purchase Common Stock were issued under the Big 5 Corporation 1992 Management Equity Plan (the "Plan"). Options granted under the Plan have an exercise price equal to the fair market value of the Common Stock at the date of the grant as determined by Parent's Board of Directors. The options vest and become exercisable in cumulative 20% installments commencing one year from the date of grant, with full vesting on the fifth anniversary. Shares of Common Stock acquired pursuant to the exercise of options are generally subject to terms and conditions comparable to those contained in various Management Subscription and Stockholders Agreements pursuant to which members of management have previously acquired Common Stock. See "Principal Stockholders." The Plan terminates on September 25, 2002, unless extended. The Plan is administered by the Board of Directors of Parent or a committee consisting of three or more directors of Parent to whom administration of the Plan has been duly delegated by the Board of Directors (the Board of Directors and the Committee are hereinafter referred to as the "Committee"). The Committee designates the class of employees who will be granted options and the number of shares subject to such options. Members of the Committee are not eligible to receive options. A total of 276,000 shares of Common Stock are reserved for purchase pursuant to options authorized under the Plan, of which 271,200 were subject to issued and outstanding options as of December 31, 1996.

         (2) Exercise price is equal to the fair market value of a share of Common Stock at the date of grant as determined by Parent's Board of Directors.

         (3) The potential realizable value of each grant of options (exclusive of the exercise price) is calculated based on assumed annualized appreciation rates during the terms of the options of 5% and 10% on the value of the Common Stock at the date the options were granted.

         (3) Aggregated Option/SAR Exercises in Fiscal 1996 and 1996 Fiscal Year-End Option Value

                                                           Number of
                                                    Securities Underlying
                                                         Unexercised             Value of Unexercised in the
                           Shares                   Options Held at Fiscal             Money Options
                         Acquired on     Value             Year End                  at Fiscal Year End
         Name           Exercise (#)   Realized    Exercisable/Unexercisable    Exercisable/Unexercisable(1)
  ----------------------------------------------------------------------------------------------------------
  Robert W. Miller           -0-          -0-            14,500/31,400                $83,700/$130,500
  ----------------------------------------------------------------------------------------------------------
  Steven G. Miller           -0-          -0-            14,500/31,400                 83,700/130,500
  ----------------------------------------------------------------------------------------------------------
  Thomas J. Schlauch         -0-          -0-             9,400/19,600                  55,175/85,438
  ----------------------------------------------------------------------------------------------------------
  Richard A. Johnson         -0-          -0-             9,400/19,600                  55,175/85,438
  ----------------------------------------------------------------------------------------------------------
  Charles P. Kirk            -0-          -0-             5,500/14,100                  27,875/46,938
  ----------------------------------------------------------------------------------------------------------

(1) Represents the difference between the fair market value of the Common Stock at the end of Fiscal 1996 as determined by the Company's Board of Directors and the exercise price of the options.

         (4)     Employment Contracts and Change in Control Arrangements

         The Company and each of Steven G. Miller and Robert W. Miller (collectively, the "Executives") have entered into employment agreements, dated as of January 1, 1993, whereby Steven Miller is to continue to serve as President and Chief Operating Officer and Robert Miller as Chairman of the Board of Directors (the "Board") and Chief Executive Officer of the Company until December 31, 1994 and for additional successive one-year periods thereafter, unless any party gives timely notice to the other that the employment term shall not be so extended. The agreements require the Company to provide the Executives with a base salary and those benefits generally available to the Company's senior executive officers, including health insurance, sick leave, and profit sharing plan participation, and require the Board to make an annual determination as to whether each is entitled to receive a bonus for such year and an increase in base salary for the next year. Robert Miller's agreement also provides for supplemental annual retirement benefits and health insurance benefits for himself and his surviving spouse upon his retirement.

         Employment under both agreements is terminable by the Company at any time, with or without cause, and, under Robert Miller's agreement, by him, if for good reason (as defined in his employment agreement). If Steven Miller or Robert Miller is terminated without cause or, in the case of Robert Miller, by him for good reason, each is entitled to receive as severance pay his base salary through the remainder of the employment term as then in effect. The agreement of either Executive may be terminated if the Executive becomes unable to render full services during certain prescribed periods of time. The agreements contain covenants precluding the Executives from engaging in certain competition with the Company and from soliciting certain employees of the Company and its affiliates for a specified period following the termination of employment, the basis of which depends upon the reason for the termination.

COMPENSATION OF DIRECTORS

         Directors of the Company, as such, do not receive any compensation. However, during the fiscal year ended December 29, 1996, LGA, with respect to which Messrs. Green and Sokoloff and

Ms. Holden Dunbar (or entities controlled by them) are general partners, received as compensation for certain financial advisory services an annual fee of $567,880 plus out-of-pocket expenses. The Company also paid LGA an additional $500,000 in fees for work performed in securing the Company's bank facility in 1994 and 1996. The Company believes that the terms of its oral agreement with LGA are comparable to what could be obtained from an unrelated, but equally qualified, third party.

                             PRINCIPAL STOCKHOLDERS


         The Company's outstanding capital stock is wholly owned by Parent. Parent's outstanding equity securities consist of Parent's Common Stock, par value $.01 (the "Common Stock"), and Parent's Series A 9% Cumulative Redeemable Preferred Stock, par value $.01 (the "Preferred Stock"). The following table sets forth the ownership of each class of the Parent's equity securities by any person known to the Company to be the beneficial owner of more than 5% of either class of the Parent's securities, the Company's directors, executive officers named in the Summary Compensation Table above, and all executive officers and directors of the Company as a group.


                                               Common Stock                             Preferred Stock
 Name and Address (1)             -------------------------------------      ------------------------------------
 of Beneficial Owner              Number of Shares     Percent of Class      Number of Shares    Percent of Class
--------------------              ----------------     ----------------      ----------------    ----------------
Green Equity Investors, L.P.           3,100,160          77.5%                    129,932            86.6%
Robert W. Miller                         100,000            2.5                        -0-              -0-
Steven G. Miller                          50,000            1.3                        -0-              -0-
Thomas J. Schlauch                        20,000            (2)                        -0-              -0-
Richard A. Johnson                        20,000            (2)                        -0-              -0-
Charles P. Kirk                           14,000            (2)                        -0-              -0-
Leonard I. Green                             (3)            (3)                        (3)              (3)
Jonathan D. Sokoloff                         (3)            (3)                        (3)              (3)
Jennifer Holden Dunbar                       (3)            (3)                        (3)              (3)
All Executive Officers and
  Directors as a Group              3,357,160(4)           84.0%                129,932(4)             86.6%


(1) The address for each stockholder is 2525 East El Segundo Boulevard, El Segundo, California 90245, except Green Equity Investors, L.P., for which the address is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.
(2)      Less than one percent.
(3) Messrs. Green and Sokoloff and Ms. Holden Dunbar (or entities controlled by them) are general partners of LGA and may be deemed to be beneficial owners of the shares of Common Stock and Preferred Stock owned by GEI by reason of their interests in LGA, which is the sole general partner of GEI.
(4)      Includes the shares identified in note (3) above.

TERMS OF THE COMMON STOCK AND PREFERRED STOCK

         Common Stock held by executives of the Company was issued pursuant to Management Subscription and Stockholders Agreements (collectively, the "Agreements") dated as of September 25, 1992 among Parent, GEI, and the respective members of the Company's management (collectively, the "Investors"). The Agreements prohibit the transfer of such Common Stock until the fifth anniversary of the issuance thereof or the occurrence of any earlier specified event that terminates such prohibition, with an exception for transfers to "related transferees" (as defined therein). Thereafter, such shares of Common Stock are transferrable subject to a right of first refusal in favor of Parent. The Agreements also contain certain "put" and "call" options exercisable, generally, upon termination of an Investor's employment with the Company, certain registration rights, and "tag-along" and "drag-along" sale rights in the event GEI proposes to sell a majority of its shares of Common Stock.
Common Stock and Preferred Stock held by GEI was issued pursuant to that certain Stock Subscription Agreement dated as of September 25, 1992 by and between Parent and GEI, which grants GEI certain registration and other rights.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH THRIFTY PAYLESS AND RITE AID CORPORATION

         Prior to September 1992, the Company was a wholly owned subsidiary of Thrifty, which was in turn a wholly owned subsidiary of PE. On September 25, 1992, the Company was acquired by Parent and Big 5 Holdings, both of which had been formed by GEI for purposes of the Acquisition, pursuant to a Purchase and Sale Agreement dated as of May 22, 1992 among Big 5 Holdings, PE and Thrifty (as amended, the "Purchase Agreement"). Concurrently, in a related transaction, Thrifty was acquired by Thrifty PayLess, Inc. ("Thrifty PayLess") and Thrifty PayLess Holdings, Inc. ("TPH") pursuant to a Purchase and Sale Agreement dated as of May 22, 1992 between PE and TPH (as amended, the "Thrifty Purchase Agreement"). In December 1996, TPH was acquired by Rite Aid Corporation by way of a merger. References herein to "Rite Aid" include Rite Aid Corporation and its subsidiaries, including Thrifty PayLess and Thrifty.

         As a result of the Company's prior relationship with the Thrifty PayLess entities and various provisions of the Purchase Agreement and the Thrifty Purchase Agreement, the Company continues to maintain certain relationships with Rite Aid, Thrifty PayLess and PE. These relationships are described below.

         (1)  Purchase Agreement.

         Pursuant to the Purchase Agreement, PE continues to have certain indemnification obligations to the Company with respect to breaches of representations and warranties contained in the Purchase Agreement with respect to environmental matters. The Purchase Agreement specifies a $2.5 million minimum dollar limit and a $25 million maximum dollar limit, though the maximum dollar limit may increase under certain circumstances up to an absolute limitation of $40 million. The period during which environmental indemnification claims may be asserted ends on September 25, 2012. The Purchase Agreement also provides that, with certain exceptions, such indemnification rights constitute the sole remedies of the parties thereto. Pursuant to an Amended and Restated Indemnification Implementation Agreement dated as of April 20, 1994, the Company may only pursue its indemnification claims against PE through Rite Aid as its agent.

         (2)  The Tax Indemnity Agreement.

         In connection with the closings of the Acquisition and the Thrifty Acquisition, PE, TPH, Thrifty and the Company entered into a Tax Indemnity Agreement dated as of September 25, 1992. Such agreement sets forth the parties' agreements with respect to various tax matters and obligations under ERISA, including the allocation of various tax obligations relating to the inclusion of the Company and each member of the affiliated group of which the Company is the common parent in certain consolidated and/or unitary tax returns of PE.

         (3)  Subleases.

         The Company previously subleased the building and improvements of its Fontana, California distribution center from Thrifty Realty Company, a California corporation and a wholly-owned subsidiary of Thrifty. See "Business
- Distribution and Information Systems". However, on March 5, 1996, as permitted by the terms of such sublease, the Company purchased the facility from MLTC for a purchase price of $8.9 million, thereby terminating such sublease. Concurrently with such purchase, the Company entered into a sale/leaseback transaction with respect to the distribution center with the State of Wisconsin Investment Board.

         The Company subleases certain business equipment and other personal property from Thrifty, including the Company's "Point of Sale" system (the "Equipment"), pursuant to a Sublease (the "Sublease") dated as of September 25, 1992 between the Company and Thrifty, as subsequently amended. Thrifty currently holds a leasehold interest in the Equipment pursuant to an Amended and Restated Master Lease Agreement dated as of April 20, 1994 between MLTC, as lessor, and Thrifty, as lessee (the "Master Lease"). The Master Lease contains a non-disturbance and attornment agreement pursuant to which the Company's use and enjoyment of the Equipment will not be disturbed as a result of any default under the Master Lease provided that the Company is not in default under the Sublease.

         The Master Lease provides Thrifty with an option to purchase the Equipment, and the Sublease provides the Company with the same option. The Company's option to purchase is exercisable notwithstanding any default under the Master Lease provided the Company is not otherwise in default under the Sublease; however, in the event a default exists under the Master Lease, the Company's exercise of its purchase option requires the payment by the Company of all amounts due and payable under the Master Lease at the time of the consummation of the purchase pursuant to the exercise of such option. Such amounts may include rent, fees and other expenses that are not allocable to the Equipment (the "Excess Fees") if the same are due and payable but have not otherwise been paid by Thrifty. To the extent the Company is required to pay such Excess Fees, Thrifty is obligated under the Sublease to reimburse the Company for the full amount of such Excess Fees.

         The Company believes that all other material terms of the Sublease, including rent payments, are comparable to what could be obtained from an unrelated third party.

OWNERSHIP OF NOTES BY AFFILIATES

         A portion of the Notes are owned by affiliates of the Company: Robert Miller ($150,000); Steven Miller ($25,000); Jonathan Sokoloff ($100,000); and Leonard Green ($100,000). Robert Miller is Chairman of the Board of Directors and Chief Executive Officer of the Company. Steven Miller is President and Chief Operating Officer of the Company and a Director. Mr. Sokoloff and Mr.
Green are members of the Board of Directors of the Company.   Additionally,
Messrs. Green and Sokoloff may be deemed to be beneficial owners of the 3,100,160 shares or approximately 77.5% of the outstanding Common Stock owned by GEI, and the 129,932 shares or 86.6% of the outstanding Preferred Stock owned by GEI, by reason of their interests in LGA, which is the sole general partner of GEI. By virtue of its ownership of Parent's Common Stock, GEI has the ability to elect all of the directors of Parent and the Company thereby control each of their respective management and policies. The foregoing Note purchases were made on the same terms as all other purchases of the Notes.

CONSULTING FEES

         As consideration for the provision of ongoing financial advisory services, the Company has agreed pursuant to an oral arrangement to pay an annual fee of $567,880, plus out-of-pocket expenses, to LGA, the general partner of GEI. The Company also paid LGA an additional $500,000 in fees for work performed in securing the Company's bank facility in 1994 and 1996. The Company believes that the terms of its oral agreement with LGA are comparable to what could be obtained from an unrelated, but equally qualified, third party.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED


         The Notes were issued pursuant to an Indenture (the "Indenture"), dated as of September 25, 1992, by and among the Company, Big 5 Holdings and First Trust National Association, a national association, as "Trustee." The New Notes offered in exchange for the Notes pursuant to the Exchange Offer will be issued under, and the New Notes and the Notes remaining after the Exchange Offer will both be governed by, the Indenture. The New Notes and the Notes are hereinafter referred to collectively as the "Securities." The Securities were issued in an aggregate principal amount of $55,000,000.

         The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Securities are subject to all such terms, and reference is made to the Indenture and the Trust Indenture Act for a statement thereof. The definitions of certain capitalized terms are set forth below under "Certain Definitions" or within the summary of certain provisions. The section numbers in the summary refer to sections in the Indenture. The Indenture has been qualified under the Trust Indenture Act.

GENERAL

         As of December 29, 1996, there were $36,450,000 aggregate principal amount of Securities outstanding. The Securities are unsecured obligations of the Company and payment of principal and interest on such Securities is subordinated, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness (see "Subordination").

         Interest on the Securities is payable semi-annually on each March 15 and September 15 to the registered holders of such Securities at an interest rate per annum of 13-5/8%. Interest on the Securities will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the Securities. Interest will be computed on the basis of a 360-day year for the actual number of days elapsed. The Securities mature on September 15, 2002 ("Stated Maturity").

         The Company will maintain an office or agency where the Securities may be presented for registration for transfer or for exchange (the "Registrar") and an office or agency where the Securities may be presented for payment (the "Paying Agent"). The Registrar will keep a register of the Securities and of their transfer and exchange. The Company may appoint one or more co-Registrars and one or more additional Paying Agents. As of September 25, 1992, the Trustee has been appointed by the Company as Registrar and Paying Agent.

CERTAIN DEFINITIONS

         Certain capitalized terms used herein are defined as follows:

         "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

         "Asset Sale" means any sale, assignment, transfer or other disposition of any property (whether now owned or hereafter acquired) by the Company or any Restricted Subsidiary to any person other than the Company or a wholly owned Subsidiary, excluding (i) any sale, assignment, transfer or other disposition of any property sold or disposed of in the ordinary course of business, (ii) any sale/leaseback of real and/or personal property acquired subsequent to the Issue Date, (iii) sales of damaged, worn out or obsolete property or property that is otherwise no longer necessary for the proper conduct of business (including motor vehicles and inventory) in the ordinary course of business, and (iv) the abandonment of any assets and properties of the Company or any Restricted Subsidiary which are no longer useful in its business and cannot be sold.

         "Average Life" means, as of the date of determination, with reference to any security or instrument, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal (or redemption) payment of such security or instrument multiplied by the amount of such principal (or redemption) payment (ii) the sum of all such principal (or redemption) payments.

         "Bank Facility" means the Credit Agreement, as amended, modified or supplemented from time to time, or any agreement, as amended, modified or supplemented from time to time, pursuant to which Refinancing Indebtedness is incurred with respect thereto.

         "Bankruptcy Law" means Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors.

         "Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, or other equity interest, including, without limitation, each class of common stock and preferred stock of such person.

         "Capitalized Lease Obligation" means obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles ("GAAP"), and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations determined in accordance with GAAP.

         "Change of Control" means, at any time, the beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act whether or not such provision is applicable) by LGA and its Affiliates as a group (within the meaning of section 13(d)(3) of the Exchange Act whether or not such provision is applicable) of securities constituting less than a majority (or, after any public offering of any shares of Capital Stock of the Company entitling the holders thereof to vote on a regular basis for members of the Board of Directors of the Company, less than 30%) of the Company's then outstanding voting securities entitling the holders thereof to vote on a regular basis for members of the Board of Directors of the Company.

         "Consolidated Interest Coverage Ratio" of any person means, for any period, the ratio, on a pro forma basis, of (a) EBDAIT of such person for such period plus 33-1/3% of Consolidated Rental Expense of such person for such period to (b) Consolidated Interest Expense of such person for such period plus 33-1/3% of Consolidated Rental Expense of such person for such period; provided, that in making such computation, in calculating EBDAIT and Consolidated Interest Expense, (a) acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Rate (the "Transaction Date") shall be assumed to have occurred on the first day of the Reference Period, (b) the incurrence of any Indebtedness or Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date and the application of the proceeds therefrom shall be assumed to have occurred on the first day of such Reference Period, (c) the Consolidated Interest Expense of such person attributable to interest (or dividends) on any Indebtedness or Disqualified Capital Stock computed on a pro forma basis and bearing a floating interest (or dividend) rate shall be computed as if the highest rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, and (d) in the cases as described in the summary below under "Limitation on Incurrence of Additional Indebtedness/Issuances of Disqualified Capital Stock," the incurrence of Indebtedness or Disqualified Capital Stock giving rise to the need to calculate the Consolidated Interest Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period.

         "Consolidated Interest Expense" of any person means for any period, the aggregate amount (without duplication) of (a) interest of such person and its consolidated subsidiaries, whether expenses or capitalized (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations), paid, accrued, or scheduled to be paid or accrued during such period, in respect of all Indebtedness of such person and its consolidated subsidiaries (including (i) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method, and
(ii) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financings and costs associated with currency and interest rate swap arrangements, in each case to the extent attributable to such period, and (b) dividend requirements of such person and its consolidated subsidiaries with respect to Disqualified Capital Stock (whether in cash or otherwise (except dividends payable solely in shares of Qualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period, in each case to the extent attributable to such period and excluding items eliminated in consolidation. For purposes of this definition,
(a) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Board of Directors of such person (as evidenced by a board resolution based upon advice of independent public accountants) to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP, and (b) interest expense attributable to any Indebtedness represented by the guaranty by such person or a subsidiary of such person of an obligation of a person other than such person shall be deemed to be the interest expense attributable to the items guaranteed.

         "Consolidated Net Income" means, with respect to any person for any period, the net income (or loss) of such person and its consolidated subsidiaries (determined in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all extraordinary, unusual and non-recurring gains or losses or other gains or losses from the sale of assets (other than the sale of Inventory in the ordinary course of business), (b) the net income, if positive, of any person, other than a consolidated subsidiary in which such person or any of its consolidated subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a consolidated subsidiary of such person during such period, but not in excess of such person's pro rata share of such person's net income during such period, (c) the net income of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, and
(d) the net income, if positive, of any of such person's subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such subsidiary.

         "Consolidated Net Worth" of any person means the consolidated stockholders' equity of such person and its consolidated subsidiaries, as determined in accordance with GAAP (calculating the assets of such person on a first-in, first-out basis), adjusted to exclude (to the extent included in calculating such equity), (a) the amount of equity attributable to any Disqualified Capital Stock, and (b) all revaluations and other write-ups in the book value of any asset of such person or consolidated subsidiary of such person subsequent to the Issue Date (other than write-ups in the book value of assets (i) in connection with the acquisition thereof (whether by asset purchase, stock purchase, merger or otherwise) during the twelve-month period immediately following such acquisition and (ii) in connection with the Acquisition).

         "Consolidated Rental Expense" of any person means the rental expense attributable to operating leases of such person and its consolidated subsidiaries, determined in accordance with GAAP.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Determination Date" means the first day of the fiscal quarter of the Company immediately following the first fiscal quarter of the Company at the end of which the Consolidated Net Worth of the Company exceeds $45,000,000.

         "Disqualified Capital Stock" means, with respect to any person, Capital Stock of such person that, by its terms or by the terms of any security into which it is convertible or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (other than at the option of the holder) by such person or any of its subsidiaries, in whole or in part, on or prior to the Maturity Date of the Securities.

         "EBDAIT" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to exclude (in each case without duplication and only to the extent included in computing such Consolidated Net Income), (i) consolidated tax expense, (ii) depreciation and amortization expense (but only to the extent not included in Consolidated Interest Expense), (iii) Consolidated Interest Expense, and (iv) non-cash items which increased or decreased Consolidated Net Income, in each case determined for such period on a consolidated basis for such person and its consolidated subsidiaries in accordance with GAAP, except as specifically otherwise provided in the Indenture.

         "Holder" means the person in whose name a Security is registered on the Registrar's books.

         "Indebtedness" means, without duplication, with respect to any person,
(i) all liabilities, contingent or otherwise, of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit, (c) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable or other obligations to trade creditors arising in the ordinary course of business), (d) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, or (e) for the payment of money relating to a Capitalized Lease Obligation; (ii) reimbursement obligations of such person with respect to letters of credit; (iii) all liabilities of others of the kind described in the preceding clause (i) or (ii) that such person has guaranteed or that is otherwise its legal liability; (iv) all obligations secured by a Lien to which the property or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability; and (v) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii), (iii) or (iv), or this clause (v), whether or not between or among the same parties.

         "Intercompany Agreements" means the Services Agreement and the Implementation Agreement.

         "Inventory" of any person means any and all inventory, raw materials, work-in-process and finished products of such person, now or hereafter acquired, intended for sale or lease or to be furnished under contracts of service in the ordinary course of business of such person, of every kind and description, in the custody or possession, actual or constructive, of such person including such inventory as is temporarily out of the custody or possession of such person.

         "Investment" by any person in any other person means (a) the acquisition (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other person or any agreement to make any such acquisition (including, without limitation, any "short sale" or any sale of any securities of such person at a time when such securities are not owned by the person entering into such short sale); (b) the making of any deposit with, or advance, loan or other extension of credit to or on behalf of, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to or on behalf of such person) and (without duplication) any amount committed to be advanced, lent or extended to such other person; or (c) the entering into any guaranty of, or other contingent obligation with respect to, Indebtedness or other liability of such other person. For purposes of the provision in the Indenture summarized below as "Limitation on Restricted Payments," (i) "Investment" shall include the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer; in each case the fair market value of net assets shall be determined by the Board of Directors of the Company, and such determination shall be evidenced by a board resolution.

         "Issue Date" means the date of first issuance of the Securities under this Indenture.

         "Lien" means any mortgage, pledge, lien, encumbrance, charge, interest or adverse claim affecting title or resulting in an encumbrance against real or personal property, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell and any filing of or agreement to give any financing statement in respect of any of the foregoing under the Uniform Commercial Code ("UCC") (or equivalent statutes) of any jurisdiction).

         "Management Investors" means all officers of the Company (who are full-time employees of the Company) and any other employees of the Company.

         "Marketable Securities" means, in the case of debt securities, securities that are Investment Grade (a currently effective rating by S&P of BBB- or higher and by Moody's of Baa3 or higher) and are traded on either the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System and, in the case of equity securities, securities that are traded on either the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System.

         "Maturity Date," when used with respect to any Security, means the date on which the principal of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity, Change of Control Payment Date, Purchase Date, or by declaration of acceleration, call for redemption, mandatory redemption or otherwise.

         "Net Proceeds" means in the case of any sale by the Company of Qualified Capital Stock, the aggregate net cash proceeds and fair market value of Marketable Securities (valued at the fair market value thereof at the time of receipt, as determined in good faith by the Board of Directors of the Company, which determination shall be evidenced by a board resolution), other than securities of the Company or any of its subsidiaries, received by the Company after payment of expenses, commissions, discounts and the like incurred in connection therewith.

         "Payment Restriction" means any encumbrance, restriction or limitation on the ability of (i) any Restricted Subsidiary to (a) pay dividends or make other distributions on its Capital Stock owned by, or make payments on any obligation, liability or Indebtedness owed to, the Company or any Restricted Subsidiary, (b) make loans or advances to the Company or any Restricted Subsidiary, or (c) transfer any of its properties or assets to the Company or any Restricted Subsidiary, or (ii) the Company or any Restricted Subsidiary to receive or retain any such amounts set forth in clause (i)(a), (i)(b), or
(i)(c), above.

         "Proceeds" means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents or Marketable Securities, including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents or Marketable Securities (to the extent corresponding to the principal, but not interest, component thereof, except to the extent such obligations are financed or sold with recourse to the Company or any Subsidiary), net of (a) any amounts actually applied by the Company and its Subsidiaries to repay Indebtedness outstanding at the time of such Asset Sale that is either (i) secured by a Lien on the property or assets sold or
(ii) accelerated as a result of such sale, (b) income, sales, transfer and similar taxes paid or actually payable by the Company and its Subsidiaries as a result thereof, (c) the direct, out-of-pocket expenses of the Company and its Subsidiaries, including, without limitation, reasonable brokerage fees, investment banking fees, and fees and expenses of counsel, accountants and appraisers, incurred in connection with any such sale, (d) in the case of bulk sales of Inventory not in the ordinary course of business, any amounts actually applied substantially concurrently with such Asset Sale to repay accounts payable of the Company and its Subsidiaries incurred in connection with the acquisition of such inventory, which accounts payable are existing at the time of such Asset Sale, and (e) appropriate amounts to be provided by the Company or any Subsidiary thereof, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such assets and retained by the Company or any Subsidiary thereof, as the case may be, after such sale or other disposition of such assets (provided, that any reduction in any such reserve in compliance with GAAP shall be deemed to constitute the receipt by the Company or any Subsidiary which effected such Asset Sale of Proceeds from an Asset Sale in the amount of such reduction).

         "Qualified Capital Stock" means any Capital Stock of the Company that is not Disqualified Capital Stock.

         "Reference Period," with regard to any person, means the four full fiscal quarters ended on the last day of the fiscal quarter immediately preceding any date upon which any determination is to be made pursuant to the terms of the Securities or the Indenture.

         "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock (a) issued in exchange for, or the proceeds from the issuance and sale of which are used to substantially concurrently repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) except in the case of Indebtedness under the Bank Facility, constituting an amendment, modification or supplement to, or a deferral or renewal of (each of (a) and (b), constituting a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or liquidation preference (or, if such Refinancing Indebtedness is issued at less than its principal amount, with an original issue price, as determined in accordance with GAAP) not to exceed (after deduction of the fees and expenses incurred in connection with the refinancing) the lesser of (i) the principal amount or liquidation preference of the Indebtedness or Disqualified Capital Stock so Refinanced (or, in the case of the Bank Facility, the principal amount of term loans plus the total revolving loan and letter of credit commitments (used and unused) outstanding thereunder on the date of the Indenture (after giving effect to the initial advance of term and revolving loans under the Bank Facility) to the extent that the incurrence of such Indebtedness is permitted under "Limitation on Incurrences of Additional Indebtedness/Issuances of Disqualified Stock" summarized below) and (ii) if such Indebtedness being Refinanced was issued with an original issue discount, the accredit value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) Refinancing Indebtedness of any Restricted Subsidiary shall only be used to refinance outstanding Indebtedness of such Restricted Subsidiary, and (B) Refinancing Indebtedness shall (x) not have an Average Life less than the Indebtedness to be so Refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated, if applicable, to the rights of Holders under the Securities than was the Indebtedness or Disqualified Capital Stock to be Refinanced.

         "Restricted Debt Prepayment" means any purchase, redemption, or other acquisition or retirement for value of, or any payment in respect of any amendment (in anticipation of or in connection with any retirement, acquisition, or defeasance of such Indebtedness) of the terms of, or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by the Company or a Restricted Subsidiary prior to the scheduled maturity, or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, of such Subordinated Indebtedness, other than (x) in exchange for Qualified Capital Stock or (y) in exchange for Subordinated Indebtedness in a principal amount (or, if such Indebtedness is issued at less than its principal amount, with an original issue price, as determined in accordance with GAAP) not to exceed the lesser of (i) the principal amount of such Subordinated Indebtedness being acquired in exchange therefor and (ii) if such Subordinated Indebtedness being acquired was issued with an original issue discount, the accredit value thereof (as determined in accordance with GAAP) at the time of the exchange.

         "Restricted Investment" means any direct or indirect Investment (including by way of redesignation of subsidiaries as set forth in the definition of "Investment") by the Company or any Restricted Subsidiary in any Affiliate of the Company or any Subsidiary.

         "Restricted Payment" means any (i) Stock Payment, (ii) Restricted Investment or (iii) Restricted Debt Prepayment, except that the following shall not be deemed to be Restricted Payments: (a) the payment of dividends on, the making of any distributions with respect to, or the acquisition of any shares of Capital Stock of the Company in exchange for, up to an aggregate amount equal to the Net Proceeds (not previously so expended) from the sale (other than to a Subsidiary) of shares of Qualified Capital Stock subsequent to the Issue Date; (b) payments between the Company and its wholly owned Restricted Subsidiaries; (c) loans to Management Investors for the purpose of their acquiring shares of Capital Stock of Parent; provided that the aggregate principal amount of such loans outstanding at any one time pursuant to this clause (c) in excess of $1.5 million shall be Restricted Payments; (d) payments by the Company to Parent in amounts sufficient to allow it to acquire shares of Capital Stock of Parent, or options, warrants or rights to acquire shares of Capital Stock of Parent or other Capital Stock- equivalent of Parent, that are held by Management Investors; provided that the aggregate amount of such payments made pursuant to this clause (d) in excess of $1,000,000 (net of cash received from sales of Capital Stock of Parent by the Company to Management Investors in the same fiscal year) in any fiscal year shall be Restricted Payments; (e) the payment of dividends to Parent in an amount sufficient to permit it to (i) eliminate fractional shares; or (ii) collect or compromise in good faith a debt, claim or controversy with any shareholder at a price not in excess of the fair market value thereof; provided that the aggregate amount of such payments made pursuant to this clause (e) in excess of $1,000,000 shall be Restricted Payments; and (f) the payment of dividends to Parent in an amount sufficient to enable Parent to pay its overhead and operating expenses; provided, that the aggregate amount of such payments made pursuant to this clause (f) in excess of $250,000 in any fiscal year shall be Restricted Payments.

         "Restricted Subsidiary" means each Subsidiary that is not an Unrestricted Subsidiary.

         "Senior Indebtedness" means the principal of, and interest on, any Indebtedness of the Company, whether outstanding on the date of the Indenture or hereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall be pari passu or subordinate in right of payment to the Securities; provided, however, that Senior Indebtedness shall not include (a) in the case of the obligation of the Company in respect of each Security, the obligation of the Company in respect of other Securities,
(b) Indebtedness of the Company to a Subsidiary or an Affiliate of the Company,
(c) Indebtedness to, or guaranteed on behalf of, any individual shareholder, director, officer or employee of the Company or of any Subsidiary (including, without limitation, amounts owed for compensation), (d) Indebtedness represented by Capitalized Lease Obligations, (e) Indebtedness and other amounts incurred in connection with obtaining goods, materials or services, and
(f) Indebtedness incurred in violation of the provisions of the Indenture summarized in "Limitation on Incurrence of Additional Indebtedness/Issuances of Disqualified Capital Stock" and "Limitation on Ranking of Future Indebtedness" below; provided, however, that, notwithstanding the foregoing, all obligations, whether for principal, interest (including, without limitation, interest accruing after the commencement of a proceeding under Bankruptcy Law as to the Company, whether or not a claim for such interest is an allowed claim in such proceeding), costs, fees, expenses, indemnities or otherwise, of the Company, now existing or hereafter incurred under the Bank Facility (excluding principal amounts in excess of the principal amount of term loans plus the total revolving loan and letter of credit commitments (used and unused) outstanding under the Bank Facility on the date of this Indenture (after giving effect to the initial advance of term and revolving loans under the Bank Facility), which such excess amounts shall not constitute Senior Indebtedness) or any guaranty executed and delivered by the Company thereunder or pursuant thereto shall in any event constitute Senior Indebtedness.

         "Stock Payment" means, with respect to any person, (a) the declaration or payment by such person, either in cash or in property, of any dividend on, or the making by such person or any of its subsidiaries of any other distribution in respect of, such person's Capital Stock or any warrants, options, or rights (other than exchangeable or convertible Indebtedness of such person) to purchase or acquire any shares of any class of such Capital Stock except, in the case of the Company, dividends or other distributions payable solely in shares of Qualified Capital Stock, or (b) the redemption, repurchase, retirement or other acquisition for value, or any payment with respect to any redemption, repurchase, retirement or other acquisition for value, by such person or any of its subsidiaries, directly or indirectly, of such person's Capital Stock or any warrants, options or rights (other than exchangeable or convertible Indebtedness of such person) to purchase or acquire shares of any class of such Capital Stock; provided, however, that in the case of a Subsidiary, the term "Stock Payment" shall not include any such payment with respect to its Capital Stock or warrants, rights or options to purchase or acquire shares of any class of its Capital Stock that are owned by the Company or a wholly owned Subsidiary.

         "Subordinated Indebtedness" means Indebtedness of the Company that (i) has a maturity and Average Life longer than those of the Securities and (ii) is subordinated in right of payment to the Securities.

         "Subsidiary" means each direct or indirect subsidiary of the Company.

         "Unrestricted Subsidiary" shall mean (i) any Subsidiary that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed subsidiary at or prior to the time it is so formed or acquired) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Subsidiary that is not an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary. Any such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing applicable conditions.

         "U.S. Government Obligations" means direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

         "U.S. Legal Tender" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

OPTIONAL REDEMPTION

         The Securities may be redeemed in whole or from time to time in part at any time on and after September 15, 1997, at the option of the Company, at the redemption price (expressed as a percentage of the principal amount (the "Redemption Price")) set forth below with respect to the indicated redemption date ("Redemption Date"), together with any accrued but unpaid interest to such Redemption Date. The Securities may not be so redeemed before September 15, 1997.

If redeemed during the 12-month period beginning September 15:

                 YEAR                              PERCENTAGE
                 ----                              ----------
                 1997                              105.839
                 1998                              103.893
                 1999                              101.946
                 2000 and thereafter               100.000

         If less than all of the Securities are to be redeemed, the Trustee shall, if applicable, first allocate the principal amount of Securities to be redeemed pro rata between the Notes and the New Notes and then select the Securities to be redeemed by lot or by such other method (other than pro rata) as the Trustee shall determine to be fair and appropriate. The Trustee shall make the selection from the Securities outstanding and not previously called for redemption. Securities in denominations of $1,000 may be redeemed only in whole. At least 30 days but not more than 60 days before the Redemption Date, the Company shall mail a notice of redemption to each Holder whose Securities are to be redeemed at such Holder's address as it appears in the register maintained by the Registrar. Once notice of redemption is mailed, Securities called for redemption become due and payable together with accrued and unpaid interest on the Redemption Date and at the Redemption Price and shall cease to bear interest from and after the Redemption Date.

SINKING FUND

         The Securities are subject to a mandatory sinking fund pursuant to which the Company will redeem 25% of the aggregate principal amount of Securities outstanding on the Issue Date on each of September 15, 2000 and September 15, 2001 at the principal amount plus accrued and unpaid interest to the date of such redemption.

         The Company (a) may deliver Securities outstanding (other than any previously called for redemption) and (b) may apply as a credit Securities which have been redeemed at the election of the Company, in each case in satisfaction of all or any part of either sinking fund payment required to be made. Before August 1, 2000 and August 1, 2001 the Trustee shall select the Securities to be redeemed on September 15, 2000 and September 15, 2001, respectively, in the manner specified under "Optional Redemption" above.

SUBORDINATION

         The Securities are subordinate to Senior Indebtedness. As of December 29, 1996, the aggregate principal amount of Senior Indebtedness outstanding was approximately $54.3 million.

         The Indenture provides that no payment shall be made by the Company on account of principal of or interest on the Securities or to redeem, defease, or acquire any of the Securities (i) upon the maturity of any Senior Indebtedness by lapse of time, acceleration, demand, or otherwise, unless and until all principal thereof, interest thereon and other obligations constituting such Senior Indebtedness shall first be paid in full or (ii) upon any default in payment of any principal of or interest on any Senior Indebtedness when due and payable, unless and until such default shall have been cured or waived or shall have ceased to exist.

         Upon the happening of an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof or demand payment (other than a default in payment of the principal of or interest on such Senior Indebtedness), upon written notice thereof given to the Company and the Trustee by any holders of such Senior Indebtedness ("Payment Notice"), then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company with respect to the principal of or interest on the Securities or to redeem (or make a deposit in redemption of), defease or acquire any of the Securities; provided, however, that this paragraph shall not prevent the making of any payment for more than 179 days after the Payment Notice shall have been given. Notwithstanding the foregoing, (i) not more than one Payment Notice shall be given within a period of 360 consecutive days, (ii) no event of default which existed or was continuing on the date of any Payment Notice (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the giving of a subsequent Payment Notice, (iii) if the Company or the Trustee receives any Payment Notice, a similar notice relating to or arising out of the same default or facts giving rise to such default (whether or not such default is on the same issue of Senior Indebtedness) shall not be effective and

(iv) no Payment Notice may be given by a holder or holders (or the representative of holders) (1) of any Senior Indebtedness other than Senior Indebtedness under the Bank Facility while the Bank Facility is in effect or any Senior Indebtedness thereunder is outstanding or (2) of less than the lesser of (x) one half of the principal amount then outstanding and having been drawn under the Bank Facility (while any such amount is still outstanding) and
(y) $10,000,000 principal amount of Senior Indebtedness.

         Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company (including, without limitation, in bankruptcy, insolvency, receivership proceedings or upon any assignment for the benefit of creditors), holders of all Senior Indebtedness shall first be entitled to receive payments in full of the obligations payable in respect thereof, before the Holders are entitled to receive any payment. Any payment or distribution of assets of the Company shall be paid by the liquidating trustee or agent or such other person directly to the holders of Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to all concurrent payments and distributions to or for the holders of such Senior Indebtedness.

         Subject to the payment in full to the holders of Senior Indebtedness of all Senior Indebtedness, the holders of Securities shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Securities shall be paid in full.

CERTAIN COVENANTS

         The Indenture contains, among others, the following covenants:

         (1)     Limitation on Restricted Payments

         The Company may not, nor may it permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of such Restricted Payment, or on a pro forma basis after giving effect thereto, (a) a Default or an Event of Default shall have occurred and be continuing or (b) the Company's Consolidated Net Worth shall not exceed $45,000,000, or (c) the Company's Consolidated Interest Coverage Ratio for its four full fiscal quarters ended on the last day of the fiscal quarter immediately preceding the date upon which such Restricted Payment is made would be less than 3.0 to 1.0, or (d) the aggregate amount of all Restricted Payments expended, including such Restricted Payment (the amount of any Restricted Payment, if other than cash, to be the fair market value thereof at the date of payment, as determined in good faith by the Board of Directors of the Company and evidenced by a board resolution), subsequent to the Determination Date, shall exceed 50% of the aggregate Consolidated Net Income of the Company earned during the period beginning on the Determination Date and ending with the last day of the fiscal quarter immediately preceding the date of such Restricted Payment.

         Notwithstanding the foregoing, if no other Default or Event of Default shall have occurred and be continuing, or on a pro forma basis after giving effect to such Restricted Payment would occur, the preceding paragraph shall not prevent the payment of any dividend within 60 days after the date of its declaration if such dividend would have been permitted on the date of its declaration; provided, however, that the payment of each dividend paid in accordance with this clause shall be counted for purposes of computing the aggregate amount of Restricted Payments expended for purposes of clause (d) in the preceding paragraph.

         (2)     Limitation on Transactions with Shareholders and Affiliates

         None of the Company or any of the Restricted Subsidiaries may (i) sell, lease, transfer or otherwise dispose of any of its properties, assets or securities to, (ii) purchase or lease any property, assets or securities from,
(iii) make any Investment in, or (iv) enter into or amend any contract or agreement with or for the benefit of, either (A) an Affiliate of any of them (other than, in each twelve-month period, Affiliate Transactions in the ordinary course of business involving less than, in the aggregate, $500,000) or
(B) any person or person who is a member of a group (as such term is used for purposes of Sections 13(d) and 14(d) of the Exchange Act) that, directly or indirectly, is the beneficial holder of 10% or more of any class of equity securities of the Company or (C) any person who is an Affiliate of any such holder (each case, an "Affiliate Transaction"), unless, in each case, prior to entering into any transaction or any series of related transactions to which this provision applies involving or having a value (in the case of clause (A), in such twelve-month period) of more than $500,000, the Company delivers to the Trustee an officers' certificate stating that, in the good faith determination of the Board of Directors of the Company (as evidenced by a board resolution), the transaction, or series of Affiliate Transactions, is on terms in the aggregate no less favorable to the Company or such Restricted Subsidiary, as the case may be, than could be obtained from an unaffiliated third party. In addition, neither the Company nor any of its Restricted Subsidiaries may enter into an Affiliate Transaction or series of related Affiliate Transactions involving more than $5,000,000 (other than (i) the performance by the Company of its obligations hereunder, under the Securities, or under the Intercompany Agreements and (ii) transactions pursuant to any of the Intercompany Agreements), unless the Company or such Restricted Subsidiary, as the case may be, has received an opinion from an Independent Financial Advisor (as defined in the Indenture) to the effect that such Affiliate Transaction, or series of Affiliate Transactions, is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view. Notwithstanding the foregoing, the following do not constitute "Affiliate Transactions": (x) the payment of reasonable expenses and reasonable and customary management fees from the Company or any Restricted Subsidiary to LGA, and (y) transactions exclusively between or among the Company and any of its wholly owned Restricted Subsidiaries.

         (3) Limitation on Incurrences of Additional Indebtedness/Issuances of Disqualified Capital Stock

         (a) Except as set forth below, the Company may not, and the Company may not permit any Restricted Subsidiary to, directly or indirectly, issue, incur, assume, guarantee, become directly or indirectly liable, with respect to (including as a result of an acquisition), extend the maturity of, or otherwise become responsible for, contingently or otherwise any Indebtedness or any Disqualified Capital Stock from and after the Issue Date. Indebtedness and Disqualified Capital Stock incurred by any person that is not a Restricted Subsidiary, which Indebtedness is outstanding at the time such person becomes a Restricted Subsidiary, or is merged or consolidated with, the Company or a Restricted Subsidiary is not (subject to the provisions set forth in the definition of Consolidated Interest Coverage Ratio) deemed to have been incurred or issued, as the case may be, at the time such person becomes a Restricted Subsidiary or is merged or consolidated with the Company or a Restricted Subsidiary.

         (b) The Company may incur Indebtedness or Disqualified Capital Stock if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such incurrence of such Indebtedness of Disqualified Capital Stock and (ii) on the date of the incurrence of such Indebtedness or Disqualified Capital Stock (the "Incurrence Date"), the Consolidated Interest Coverage Ratio of the Company for the Reference

Period immediately preceding the Incurrence Date would have been at least the following respective ratios for the following respective fiscal years corresponding to such Incurrence Date:

                                                             The Consolidated
If the Incurrence Date                                       Interest Coverage
is during the                                                Ratio must be
fiscal year ending                                           at least
----------------------                                       -----------------
December 31, 1993                                            2.00 to 1
December 31, 1994                                            2.25 to 1
December 31, 1995 and thereafter                             2.50 to 1

(provided, that such ratio shall be 2.00 to 1 for all fiscal years with respect solely to incurrences by the Company of Subordinated Indebtedness).

         (c) The Company may incur Indebtedness evidenced by the Securities and other obligations under the Indenture.

         (d) The Company may incur Indebtedness pursuant to the terms of the Bank Facility (including any guarantees thereof and letters of credit issued thereunder); provided that the aggregate principal amount incurred and outstanding pursuant to this clause (d), including any Refinancing Indebtedness issued with respect to such Indebtedness, shall not at any time exceed the principal amount of term loans plus the total revolving loan and letter of credit commitments (used and unused) outstanding under the Bank Facility on the date of the Indenture after giving effect to the initial advance of term and revolving loans under the Bank Facility plus fees and expenses incurred in connection with such refinancing.

         (e) Subject to the provisions of clauses (d), (f), (h), and (i), the Company or any Restricted Subsidiary may incur Refinancing Indebtedness, provided that any Refinancing Indebtedness issued in exchange for or to refinance Subordinated Indebtedness shall also satisfy the definition of Subordinated Indebtedness.

         (f) The Company or any Restricted Subsidiary may incur Indebtedness to the Company or to a wholly owned Restricted Subsidiary of the Company; provided that no Restricted Subsidiary shall become liable to any person other than the Company or another Restricted Subsidiary that is a wholly owned Subsidiary in respect of Indebtedness permitted by this clause (f), including, pursuant to any Refinancing Indebtedness issued in exchange for or to refinance any such Indebtedness incurred pursuant to this clause (f).

         (g) The Company or any Restricted Subsidiary may incur Indebtedness consisting of Capitalized Lease Obligations or indebtedness the proceeds of which are applied toward the purchase of assets in the ordinary course of the Company's business and with respect to which there is created a security interest in such assets in favor of the seller thereof; provided that the aggregate principal amount incurred pursuant to this clause (g) shall not exceed $7,500,000 per fiscal year.

         (h) The Company or any Restricted Subsidiary may incur Indebtedness so long as such Indebtedness, including any Refinancing Indebtedness used to refinance such Indebtedness, is issued in the ordinary course of business under Interest Swap Obligations (as defined in the Indenture) or is (consistent with past practices and in the ordinary course of business) in the form of performance bonds or letters of credit or reimbursement obligations in respect thereof, letter of credit obligations related to insurance with respect to claims by employees for work-related injuries, or bank overdrafts that are repaid within three business days.

         (i) To the extent that the following shall constitute Indebtedness solely under clause (iv) of the definition of Indebtedness, the Company or any Restricted Subsidiary may incur: (A) Liens arising out of judgments or awards (other than any judgment that could constitute an Event of Default under clause
(6) under "Event of Default" summarized below) in respect of which the Company or any of the Restricted Subsidiaries shall in good faith be prosecuting an appeal or proceedings for review and in respect of which it shall have secured a subsisting stay of execution pending such appeal or proceedings for review, provided that it shall have set aside on its books adequate reserves, in accordance with GAAP, with respect to such judgment or award; (B) Liens for taxes, assessments or governmental charges or levies, provided that payment thereof shall not at the time be required under the Indenture; (C) Liens to secure payments of workmen's compensation and other payments, public liability, unemployment and other insurance, social security obligations, or the performance of bids, tenders, leases, contracts (other than contracts for the payment of money), public or statutory obligations, surety, stay or appeal bonds, or other similar obligations arising in the ordinary course of business;
(D) mechanics', workmen's or other similar liens arising in the ordinary course of business and securing sums which are not past due or are being contested by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (E) zoning restrictions, easements, restrictions on the use of real property or other minor irregularities in title thereto, which do not materially impair the use of such property in the normal operation of the business of the Company or any of the Restricted Subsidiaries or the value of such property; (F) unperfected Liens arising by operation of law under
Article 2 of the UCC in favor of unpaid sellers or prepaying buyers of goods relating to amounts that are not past due in accordance with their respective terms of sale; and (G) rights arising as a matter of law or existing as of the Issue Date, in each case, of the lessor of any premises leased by the Company with respect to tangible property on the leased premises.

         (j) The Company may incur Indebtedness and Disqualified Capital Stock in addition to Indebtedness and Disqualified Capital Stock incurred pursuant to clauses (a) through (i); provided that the aggregate principal amount of Indebtedness and liquidation preference of Disqualified Capital Stock incurred and outstanding at any time pursuant to this clause, including any Refinancing Indebtedness issued in exchange for or to refinance any such Indebtedness incurred (after deduction of fees and expenses incurred in connection with such refinancing), shall not in the aggregate exceed $25 million.

         In the case of any Indebtedness outstanding pursuant to clauses (d) or
(j), the amount deemed to be incurred and outstanding shall include amounts incurred and outstanding pursuant to clause (e) above that were incurred in exchange for or to refinance such Indebtedness. Notwithstanding the foregoing provisions, the aggregate principal amount of Indebtedness that may be outstanding pursuant to clauses (d) and (j) may not exceed the sum of (x) $25,000,000 (after the deduction of fees and expenses referred to in clause
(j)), plus (y) the principal amount of term loans plus the total revolving loan and letter of credit commitments (used and unused) outstanding under the Bank Facility on the date of the Indenture after giving effect to the initial advance of term and revolving loans under the Bank Facility plus fees and expenses referred to in clause (d), minus (z) the aggregate amount of all Deemed Permanent Reductions (defined in "Sales of Assets" summarized below).

(4)     Limitation on Dividend and Other Payment Restrictions Affecting
Subsidiaries

         The Company may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create or suffer to exist or allow to become effective any Payment Restriction with respect to any of its Restricted Subsidiaries, except for (i) restrictions contained in the Indenture, (ii) restrictions contained in the Bank Facility and (iii) customary provisions in instruments or agreements relating to the enforcement of rights under any Liens on assets of such Restricted Subsidiary.

         (5)     Sales of Assets

         (a) Neither the Company nor any Restricted Subsidiary may consummate any Asset Sale, unless (x) the consideration received by the Company or such Restricted Subsidiary, as the case may be, is not less than the fair market value of the property (as determined by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, and evidenced by a board resolution) and (y) at least 80% of the consideration received therefor by the Company or such Restricted Subsidiary, as the case may be, is in the form of U.S. Legal Tender or U.S. Government Obligations; provided, however, that the amount of (i) any liabilities of the Company or any Restricted Subsidiary (as shown on the most recent balance sheet or in the notes thereto) that are assumed by the transferee in any Asset Sale and from which the Company or such Restricted Subsidiary, as the case may be, has been unconditionally and irrevocably released (other than liabilities that are incurred in connection with or in anticipation of such Asset Sale) and (ii) any notes or other obligations received by the Company or any Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into U.S. Legal Tender or U.S. Government Obligations shall be deemed to be U.S. Legal Tender or U.S. Government Obligations.

         (b) Except with respect to a permitted sale of all or substantially all of the Company's assets under the Indenture, if the aggregate Proceeds of all Asset Sales from and after the Issue Date exceeds $3,000,000, then the Company may, at its election, use the Proceeds from such Asset Sales so in excess of $3,000,000 as working capital in the ordinary course of business or apply such Proceeds to an investment in assets or businesses consistent with the fundamental nature of the business of the Company or to expenditures in the business of the Company, provided that such investment or expenditure occurs within one year of the receipt of such Proceeds from such Asset Sales that first exceeded $3,000,000 (or, in the case of Proceeds received subsequent to the date on which Proceeds from Asset Sales first exceeded $3,000,000, within 12 months of such receipt); provided, however, that to the extent such Proceeds are not so accordingly used, such remaining Proceeds shall be applied (A) to repayment or prepayment of Senior Indebtedness, or (B) to repurchase the Securities pursuant to this provision. The amount of any payment under clause (A) shall constitute a "Deemed Permanent Reduction." The Company shall accumulate all Proceeds allocated pursuant to clause (B) and the aggregate amount of such accumulated Proceeds shall be the "Accumulated Amount."

         (c) If as of the last day of any fiscal quarter of the Company the Accumulated Amount is at least $5 million, then not later than 45 days thereafter, the Company is required to make an unconditional offer (a "Section
5.13 Offer") to the Holders to purchase, on a pro rata basis, Securities having a principal amount (the "Offer Amount") equal to the Accumulated Amount, at a purchase price (the "Section 5.13 Offer Price") equal to 100% of principal amount plus accrued but unpaid interest to, and including, the date the Securities tendered are purchased and paid for (the "Purchase Date"). Notice of a Section 5.13 Offer shall be sent at least 20 business days prior to the Final Put Date (as defined below) by the Company to each Holder and to the Trustee. The notice, which shall govern the terms of the Section 5.13 Offer, shall state: (1) that the Section 5.13 Offer is being made; (2) the Offer Amount, the Section 5.13 Offer Price the Final Put Date, and the Purchase Date, which Purchase Date shall be on or prior to 35 days following the date the
Section 5.13 Offer is first mailed to Holders and, in no event, later than 80 days following the fiscal quarter end on which the Accumulated Amount was at least $5 million; (3) that any Security not tendered or accepted for payment will continue to accrue interest; (4) that, unless the Company defaults in depositing U.S. Legal Tender with the Paying Agent, any Security accepted for payment shall cease to accrue interest after the Purchase Date; (5) that Holders electing to have a Security purchased will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent at the address specified prior to the close of business on the third business day prior to the Purchase Date (the "Final Put Date"); (6) that Holders will be entitled to withdraw their elections if the Paying Agent receives, up to the close of business on the Final Put Date, proper notification that such Holder is withdrawing his election to have such principal amount of Securities purchased; (7) that if Securities in a principal amount in excess of the principal amount of Securities to be acquired are tendered and not withdrawn the Company shall purchase Securities on a pro rata basis; (8) that Holders whose Securities were purchased only in part will be issued new Securities as to the unpurchased portion of the Securities surrendered; and (9) the circumstances and relevant facts regarding such Asset Sales. Any such Section 5.13 Offer must comply with all applicable provisions of federal and state laws and any provisions of the Indenture that conflict with such laws shall be deemed to be superseded by the provisions of such laws.

         On or before a Purchase Date, the Company is required to accept for payment Securities or portions thereof properly tendered on or prior to the Final Put Date, sufficiently deposit with the Paying Agent U.S. Legal Tender and deliver to the Trustee Securities so accepted together with an officers' certificate. The Paying Agent is required to promptly mail or deliver to Holders of Securities the Section 5.13 Offer Price for such Securities and the Trustee is required to promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered. Any Securities not so accepted must be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Section 5.13 Offer on or as soon as practicable after the Purchase Date. If the amount required to acquire all Securities tendered by Holders pursuant to the Section 5.13 Offer (the "Section
5.13 Acceptance Amount") is less than the Offer Amount, the excess of the Offer Amount over the Section 5.13 Acceptance Amount may be used by the Company for general corporate purposes and upon consummation of any Section 5.13 Offer the Accumulated Amount will be reduced to zero.

         Whenever Proceeds received by the Company (in excess of the $3,000,000), and prior to the purchase of Securities or an allocation to the payment of Senior Indebtedness exceeds $1,500,000, such Proceeds are required to be set aside by the Company in a separate account pending deposit with the Paying Agent Offer or delivery by the Company of the Section 5.13 Offer Price to the Holders of the Securities or allocation of Proceeds to the payment of Senior Indebtedness or to working capital or investment in assets or businesses or to expenditures in the business of the Company as set forth above. Such Proceeds may be invested as prescribed in the Indenture. The Company is entitled to any interest or dividends accrued, earned or paid on such investments provided that there is no Event of Default.

         (6)     Limitation on Change of Control

         Not later than 10 days after the occurrence of a Change of Control, the Company is required to make an unconditional offer (a "Change of Control Offer") to the Holders to purchase all of the Securities pursuant to the offer described below, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, and including, the Change of Control Payment Date (as defined below). Within five days after each date upon which a Change of Control occurs (the "Change of Control Date"), the Company is required to so notify the Trustee.

         Notice of a Change of Control Offer must be sent, at least 20 business days prior to the Final Change of Control Put Date, by the Company to each Holder and the Trustee. The notice, which will govern the terms of the Offer, shall state: (1) that the Change of Control Offer is being made and that all Securities, or portions thereof, tendered will be accepted for payment; (2) the Change of Control Purchase Price, and the purchase date on which Securities tendered shall be purchased and on which the Change of Control Purchase Price shall be paid (which shall be no later than 60 days from the Change of Control
Date) (the "Change of Control Payment Date"), and the Final Change of Control Put Date (as defined below); (3) that any Security not tendered or accepted for payment will continue to accrue interest; (4) that, unless the Company defaults in depositing U.S. Legal Tender with the Paying Agent any Security accepted for payment shall cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have a Security purchased will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date (the "Final Change of Control Put Date"); (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, up to the close of business on the Change of Control Put Date, proper notification that the Holder is withdrawing and a statement that such Holder is withdrawing his election to have such principal amount of Securities purchased; and (7) a brief description of the events resulting in such Change of Control. Any such Change of Control Offer must comply with all applicable provisions of federal and state laws, and any provisions of the Indenture which conflict with such laws shall be deemed to be superseded by the provisions of such laws. On or before the Change of Control Payment Date, the Company must accept for payment Securities or portions thereof properly tendered prior to the Final Change of Control Put Date, sufficiently deposit with the Paying Agent U.S. Legal Tender and deliver to the Trustee Securities so accepted together with an officers' certificate. The Paying Agent is required to promptly mail to the Holders of Securities the Change of Control Purchase Price, and the Trustee is required to promptly authenticate and mail or deliver to such Holders a new Security equal in principal amount to any unpurchased portion of the Security surrendered. Any Securities not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         (7)     Restriction on Sale and Issuance of Subsidiary Stock

         The Company may not permit any Restricted Subsidiary to issue any shares of Capital Stock, or any options, warrants or rights (including convertible or exchangeable securities) to acquire shares of Capital Stock, of any Restricted Subsidiary to any person other than the Company or a Restricted Subsidiary that is a wholly owned Subsidiary.

         (8)     Limitation on Ranking of Future Indebtedness

         The Company may not, directly or indirectly, incur, create, or suffer to exist any Indebtedness which is subordinate or junior in right of payment (to any extent) to any Senior Indebtedness and senior or superior in right of payment (to any extent) to the Securities.

EVENTS OF DEFAULT

         The following are Events of Default under the Indenture: (1) Default in the payment of interest on any Securities when due and payable that continues for a period of 30 days; (2) Default in the payment of the principal and premium of any Securities when due and payable; (3) the Company fails to comply with any of its other agreements contained in the Securities or the Indenture and the

Default continues for the period and after the Trustee or the Holders of at least 33-1/3% notify the Company of the Default, and the Company does not cure the Default within 30 days after receipt of the notice; (4) default under any Indebtedness of the Company or any of its Subsidiaries, if such default either results from the failure to pay any portion of principal under such Indebtedness when due at final maturity or results in any Indebtedness becoming due prior to its stated maturity, and the aggregate principal amount of such Indebtedness aggregates $5 million or more; (5) certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiaries; or
(6) any writ of attachment issued against the property of the Company or any Restricted Subsidiaries having a value of at least $5 million, or final judgments not covered by insurance for the payment of money which in the aggregate at any one time exceed $5 million rendered against the Company or any Restricted Subsidiaries by a court of competent jurisdiction and remain undischarged for a period of 60 days after such judgment becomes final and nonappealable.

         If an Event of Default (other than an Event of Default pursuant to clause (5) above (except in certain cases of insolvency)) occurs and is continuing, the Trustee or the Holders of at least 33-1/3% of the Securities may declare the aggregate principal amount of the Securities outstanding, together with accrued but unpaid interest, due and payable. If an Event of Default pursuant to clause (5) above (except in certain cases of insolvency) occurs, all unpaid principal and accrued interest on the Securities shall ipso facto be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority of the Securities may rescind an acceleration if certain conditions exist.

         Holders of a majority of the outstanding Securities may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of or interest on any Security.

         The Company is required to deliver to the Trustee within 90 days after the end of its fiscal year an officers' certificate regarding knowledge of such officers with respect to the failure to comply with any conditions or covenants of the Indenture and a written report of an independent certified public accounting firm regarding, in connection with their audit examination, any Default or Event of Default coming to their attention. The Company is required to deliver an officers' certificate to the Trustee upon any officer becoming aware of any Default or Event of Default, specifying what action the Company is taking or proposes to take with respect thereto.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The Indenture provides that the Company may not consolidate with or merge with or into any other person or transfer all or substantially all of its properties and assets as an entirety or substantially as an entirety to another person or group of affiliated persons or adopt a Plan of Liquidation (as defined in the Indenture), unless, among other things, (1) the Company shall be the continuing person, or the surviving person (if other than the Company) shall be a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, all the obligations of the Company under the Securities and the Indenture; (2) on a pro forma basis immediately after giving effect to such transaction and the assumption contemplated by clause (1) and the incurrence or anticipated incurrence of any Indebtedness to be incurred in connection therewith, the surviving person has a Consolidated Net Worth (on a pro forma basis immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of the Company, and could incur $1.00 of additional Indebtedness pursuant to "Limitation of Incurrence of Additional Indebtedness and Issuance of Disqualified Capital Stock" above; and (3) immediately before and on a pro forma basis immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1) and the incurrence or anticipated incurrence of any Indebtedness to be incurred, no Default or Event of Default shall have occurred and be continuing.

SATISFACTION AND DISCHARGE OF THE INDENTURE

         The Indenture provides that if the Company irrevocably deposits in trust with the Trustee certain funds to pay the principal of and interest on the outstanding Securities on the dates on which any such payments are due and payable in accordance with the terms of the Indenture and the Securities, provided that certain other conditions are met, the Company shall be deemed to have paid and discharged the entire Indebtedness on the Securities and the provisions of the Indenture (except for certain obligations surviving the satisfaction and discharge of the Indenture identified in Section 9.03 of the Indenture).

AMENDMENTS, SUPPLEMENTS AND WAIVERS

         The Indenture provides that the Company and the Trustee may from time to time enter into supplemental indentures for certain specified purposes, including to cure ambiguities, defects or inconsistencies (provided such amendment does not adversely affect the rights of any Holder), to provide for a succession to the obligations of the Company, and to make any other change that does not adversely affect the rights of any Holder. Other amendments and supplements to the Indenture may be made by the Company and the Trustee, with the written consent of the Holders of a majority in aggregate principal amount of outstanding Securities. In addition, Holders of a majority in aggregate principal amount of outstanding Securities may waive compliance by the Company with respect to any provision of the Indenture. However, no such amendment, supplement or waiver may, without the consent of the Holder of each outstanding Security affected thereby, (1) change the principal amount of Securities whose Holders must consent to an amendment, supplement or waiver; (2) reduce the rate or extend the time for payment of any Security; (3) reduce the principal amount of any Security, or reduce the Change of Control Purchase Price or the Section
5.13 Offer Price; (4) change the Maturity or the Change of Control Purchase Date or the Purchase Date of any Security; (5) alter the redemption provisions or the provisions of the "Sales of Assets" or the "Limitation on Change of Control" described above, in either case, in a manner adverse to any Holder;
(6) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders of the Securities or the rights of Holders to recover the principal or premium of, interest on, or redemption payment with respect to, any Security; (7) make the principal of, or the interest on, any Security payable with anything or in any manner other than as provided for in this Indenture and the Securities; or (8) make any changes to this provision or the provisions of Section 7.04 relating to waivers of past defaults or Section 7.07 relating to the right of a Holder to receive payments.

CONCERNING THE TRUSTEE

         The Indenture provides that, except during the continuance of a Default or an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the occurrence and continuation of a Default or an Event of Default, the Trustee is required to exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

         The Indenture and the provisions of the Trust Indenture Act contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflict of interest (as defined in the Trust Indenture Act) it must eliminate such conflict or resign.

                               FEES AND EXPENSES

         The Company will pay substantially all of the expenses of the Offer other than commissions and discounts of underwriters, dealers or agents. The expenses are estimated in the aggregate to be $28,000.

                                 LEGAL MATTERS

         Certain legal matters regarding the legality of the Notes offered hereby will be passed upon for the Company by Irell & Manella LLP. Certain partners of the law firm of Irell & Manella LLP own an aggregate of 13,600 shares of Parent's Common Stock and 570 shares of Parent's Preferred Stock.

                                    EXPERTS

         The financial statements of the Company as of December 29, 1996 and December 31, 1995 and for the three fiscal years ended December 29, 1996 included herein and elsewhere in the Registration Statement have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 OTHER MATTERS


         No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus. If given or made, such information or representation may not be relied upon as having been authorized by the Company. The Company is not aware of any jurisdiction in which the Offering is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the Offering would not be in compliance with applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with any such law, the Offering will not be made in such jurisdictions. Neither the delivery of this Prospectus nor any distribution of securities hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of the Company since the date hereof.


                             ASSISTANCE AND COPIES

         For further information, Holders may contact the Company, Attention:
Kathleen Reid-Seidner, Secretary, at 2525 East El Segundo Boulevard, El Segundo, California 90245, or by telephone at the following number: (310) 536-0611.

         Requests for additional copies of this Prospectus should also be directed to Kathleen Reid-Seidner, Secretary, at the above address and telephone number. Holders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                                    INDEX TO
                              FINANCIAL STATEMENTS


                                                                        Page
                                                                        ----
Report of KPMG Peat Marwick LLP, Independent                             F-2
   Certified Public Accountants

Balance Sheets of United                                                 F-3
   Merchandising Corp. as of December 29, 1996
   and December 31, 1995

Statements of Operations of                                              F-5
   United Merchandising Corp. for the
   fiscal years ended December 29, 1996,
   December 31, 1995 and January 1, 1995

Statements of Stockholder's                                              F-6
   Equity of United Merchandising Corp.
   for the fiscal years ended December 29, 1996,
   December 31, 1995 and January 1, 1995

Statements of Cash Flows of                                              F-7
   United Merchandising Corp. for
   the fiscal years ended December 29, 1996,
   December 31, 1995 and January 1, 1995

Notes to Financial Statements                                            F-8
   December 29, 1996 and December 31, 1995

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholder
United Merchandising Corp.:


We have audited the accompanying balance sheets of United Merchandising Corp. as of December 29, 1996 and December 31, 1995 and the related statements of operations, stockholder's equity and cash flows for each of the years ended December 29, 1996, December 31, 1995 and January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Merchandising Corp. as of December 29, 1996 and December 31, 1995 and the results of its operations and its cash flows for each of the years ended December 29, 1996, December 31, 1995 and January 1, 1995 in conformity with generally accepted accounting principles.








Los Angeles, California
February 26, 1997

                           UNITED MERCHANDISING CORP.

                                 Balance Sheets

                          (Dollar amounts in thousands)



                                                                 DECEMBER 29, 1996     DECEMBER 31, 1995
                                                                 -----------------     -----------------
                                           ASSETS

Current assets:
    Cash and cash equivalents                                       $   4,797                3,198
    Trade and other receivables, net of allowance for doubtful
       accounts of $464 and $267, respectively                          4,054                3,377
    Merchandise inventories                                           134,886              137,512
    Prepaid expenses                                                    1,031                1,106
                                                                    ---------             --------

             Total current assets                                     144,768              145,193
                                                                    ---------             --------

Property and equipment:
    Land                                                                  186                3,341
    Buildings and improvements                                         13,776               13,261
    Furniture and equipment                                            30,647               27,937
    Less accumulated depreciation and amortization                    (17,079)             (12,023)
                                                                    ---------             --------

             Net property and equipment                                27,530               32,516
                                                                    ---------             --------

Deferred income taxes, net                                              1,700                 --
Leasehold interest, net of accumulated amortization
  of $12,117 and $10,202, respectively
                                                                       16,375               21,130
Other assets, at cost, less accumulated amortization of
  $713 and $652, respectively
                                                                        1,829                2,365
Goodwill, less accumulated amortization of $878 and $630,
  respectively
                                                                        5,667                5,915
                                                                    ---------             --------

                                                                    $ 197,869              207,119
                                                                    =========             ========

See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



                                                                 DECEMBER 29, 1996    DECEMBER 31, 1995
                                                                 -----------------    -----------------

                            LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
    Accounts payable                                                $  44,239              42,812
    Accrued expenses                                                   28,368              27,387
    Income taxes payable                                                1,733                --
                                                                    ---------            --------

             Total current liabilities                                 74,340              70,199

Deferred rent                                                           5,224               4,252
Long-term debt                                                         86,450             103,594
                                                                    ---------            --------

             Total liabilities                                        166,014             178,045
                                                                    ---------            --------

Commitments and contingencies

Stockholder's equity:
    Common stock, no par value.  Authorized 2,500 shares;
       issued and outstanding 1,300 shares                             35,080              35,080
    Accumulated deficit                                                (3,225)             (6,006)
                                                                    ---------            --------

             Net stockholder's equity                                  31,855              29,074
                                                                    ---------            --------

                                                                    $ 197,869             207,119
                                                                    =========            ========


See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                            Statements of Operations

                          (Dollar amounts in thousands)



                                                           YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                           DECEMBER 29,       DECEMBER 31,        JANUARY 1,
                                                              1996               1995                1995
                                                           ------------       ------------        ----------
Net sales                                                  $ 404,265            370,126            364,109

Cost of goods sold, buying and occupancy                     277,116            256,583            244,777
                                                           ---------           --------           --------

             Gross profit                                    127,149            113,543            119,332
                                                           ---------           --------           --------

Operating expenses:
    Selling and administrative                               101,053             95,158             92,238
    Depreciation and amortization                              9,578             11,991              9,180
                                                           ---------           --------           --------

             Total operating expenses                        110,631            107,149            101,418
                                                           ---------           --------           --------

             Operating income                                 16,518              6,394             17,914

Interest expense                                              11,482             12,347             11,712
                                                           ---------           --------           --------

             Income (loss) before income taxes
                and extraordinary loss                         5,036             (5,953)             6,202

Income taxes                                                     970                368              1,903
                                                           ---------           --------           --------

             Income (loss) before extraordinary loss
                                                               4,066             (6,321)             4,299

Extraordinary loss from early extinguishment of
    debt, net of income tax benefit                           (1,285)              --               (2,855)
                                                           ---------           --------           --------

             Net income (loss)                             $   2,781             (6,321)             1,444
                                                           =========           ========           ========


See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                       Statements of Stockholder's Equity

      Years ended December 29, 1996, December 31, 1995 and January 1, 1995

                          (Dollar amounts in thousands)



                                                                       RETAINED EARNINGS
                                                                         (ACCUMULATED
                                                        COMMON STOCK       DEFICIT)
                                                        ------------   -----------------
Balance at January 2, 1994                               $ 34,916           (1,129)

Contribution of capital                                       185             --

Distribution of capital                                       (21)            --

Net income for the year ended January 1, 1995                --              1,444
                                                         --------           ------

Balance at January 1, 1995                                 35,080              315

Net loss for the year ended December 31, 1995                --             (6,321)
                                                         --------           ------

Balance at December 31, 1995                               35,080           (6,006)

Net income for the year ended December 29, 1996              --              2,781
                                                         --------           ------

Balance at December 29, 1996                             $ 35,080           (3,225)
                                                         ========           ======


See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                            Statements of Cash Flows

                          (Dollar amounts in thousands)


                                                                      YEAR ENDED        YEAR ENDED         YEAR ENDED
                                                                       DECEMBER 29,      DECEMBER 31,      JANUARY 1,
                                                                         1996              1995               1995
                                                                      ------------      ------------       ----------
Cash flows from operating activities:
    Net income (loss)                                                   $  2,781            (6,321)            1,444
    Adjustments to reconcile net income (loss)
         to net cash provided by
        (used in) operating activities:
          Depreciation and amortization                                    9,578            11,991             9,180
          Amortization of deferred finance charges                           621               429               538
          Deferred tax provision (benefit)                                (1,700)              368              (178)
          Extraordinary loss from early extinguishment of debt             2,222              --               4,758
          Change in assets and liabilities:
             Merchandise inventories                                       2,626            13,539           (17,972)
             Trade accounts receivable, net                                 (677)              803              (912)
             Prepaid expenses and other assets                               342               122              (198)
             Income taxes                                                  1,733              (178)              888
             Accounts payable                                              1,427           (21,165)           17,743
             Accrued expenses                                                845            (3,412)             (644)
                                                                        --------           -------           -------

                      Net cash provided by (used in)
                       operating activities                               19,798            (3,824)           14,647
                                                                        --------           -------           -------

Cash flows from investing activities:
    Purchases of property and equipment                                   (3,453)           (6,822)           (9,153)
    Purchase of assets pending sale and leaseback (note 12)               (8,910)             --                --
    Proceeds from sale of property and equipment                          13,902              --                --
    Acquisition of business                                                 --              (1,000)             --
    Other assets                                                            --                 448              (189)
                                                                        --------           -------           -------

                      Net cash provided by (used in)
                       investing activities                                1,539            (7,374)           (9,342)
                                                                        --------           -------           -------

Cash flows from financing activities:
    Net borrowings (repayments) under revolving
      credit facilities                                                  (17,144)            7,144            60,000
    Repayments of term loan                                                 --                --             (44,000)
    Repayment of long-term debt, net                                        --                --             (18,550)
    Debt issuance costs                                                   (1,434)             (416)           (1,060)
    Debt prepayment premiums                                              (1,160)             --              (1,491)
    Contribution of capital                                                 --                --                 164
                                                                        --------           -------           -------

                Net cash provided by (used in) financing
                  activities                                             (19,738)            6,728            (4,937)
                                                                        --------           -------           -------

                Net increase (decrease) in cash and
                 cash equivalents                                          1,599            (4,470)              368

Cash and cash equivalents at beginning of year                             3,198             7,668             7,300
                                                                        --------           -------           -------

Cash and cash equivalents at end of year                                $  4,797             3,198             7,668
                                                                        --------           -------           -------

Supplemental disclosures of cash flow information:
    Interest paid                                                       $ 11,285            12,300            11,817
    Income taxes paid                                                       --                --                --
                                                                        ========           =======           =======



See accompanying notes to financial statements.

                           UNITED MERCHANDISING CORP.

                          Notes to Financial Statements

                     December 29, 1996 and December 31, 1995

                          (Dollar amounts in thousands)




(1)     BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

        The accompanying financial statements represent the financial position and results of operations of United Merchandising Corp. (the Company). The Company operates as a specialty sporting goods retailer under the Big 5 Sporting Goods name carrying a broad range of hardlines, softlines and footwear, operating 196 stores at December 29, 1996 in California, Washington, Oregon, New Mexico, Arizona, Nevada, Idaho (Western states) and Texas.


 (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        REPORTING PERIOD

        The Company reports on a 52-53 week fiscal year ending on the Sunday nearest December 31. All years presented had a 52-week year.

        REVENUE RECOGNITION

        The Company's revenue is received from retail sales of merchandise through the Company's stores. Revenue is recognized when merchandise is received by the customer and is shown net of returns. The costs of distribution center operations are included in cost of sales, buying and occupancy.

        EARNINGS (LOSS) PER SHARE

        Earnings (loss) per share data are not presented as they are not meaningful to the financial statements.

        CASH EQUIVALENTS

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

        MERCHANDISE INVENTORIES

        The Company values its merchandise inventories using the lower of average cost (which approximates the first-in, first-out cost) or market method.

        PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost and depreciated over the estimated useful lives or lease terms, using the straight-line method.

        The estimated useful lives are 40 years for buildings, 7 years for fixtures and equipment and the shorter of the lease term or 10 years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)




        LEASEHOLD INTEREST

        Upon acquisition of the Company, certain assets were recorded for the net fair value of favorable operating lease agreements. The leasehold interest asset is being amortized over an average of ten years on a straight-line basis. The unamortized balance attributable to leases terminated since the acquisition has been reflected as a component of the gain or loss upon disposition of the underlying properties.

        GOODWILL

        Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over periods ranging from 15 to 30 years.

        OTHER ASSETS

        Other assets consist principally of deferred financing costs and such costs are amortized straight line over the terms of the respective debt.

        SELF-INSURANCE RESERVES

        The Company maintains self-insurance programs for workers' compensation and general liability risks. The Company is self-insured up to specified per-occurrence limits and maintains insurance coverage for losses in excess of specified amounts. Estimated costs under these programs, including incurred but not reported claims, are recorded as expenses based upon actuarially determined historical experience and trends of paid and incurred claims.

        PREOPENING EXPENSES

        New store preopening expenses are charged against operations as incurred.

        ADVERTISING EXPENSES

        The Company recognizes advertising costs the first time the advertising takes place. Advertising expenses amounted to $23,209 for the year ended December 29, 1996, $22,621 for the year ended December 31, 1995 and $20,423 for the year ended January 1, 1995.
        Advertising expense is included in selling and administrative.

        INCOME TAXES

        The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



        USE OF ESTIMATES

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

        CONCENTRATION OF CREDIT RISK

        Customer purchases are generally transacted using cash or credit cards. In certain instances, the Company grants credit to schools and youth-oriented organizations, under normal trade terms. Trade accounts receivable were approximately $355 and $200 at December 29, 1996 and December 31, 1995, respectively. Credit losses have historically been within management's expectations.

        IMPAIRMENT OF LONG-LIVED ASSETS

        The Company adopted the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," in the first quarter of fiscal 1996. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations or liquidity.

        STOCK COMPENSATION

        On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure provisions of SFAS No. 123.

        RECLASSIFICATIONS

        Certain reclassifications of the prior year financial statements have been made to conform to the 1996 presentation.


(3)     FAIR VALUES OF FINANCIAL INSTRUMENTS

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)


        Cash and cash equivalents, trade and other receivables, trade accounts payable and accrued expenses: The carrying amounts approximate the fair values of these instruments due to their short-term nature.

        The fair value of the Company's senior subordinated notes at December 29, 1996 approximated $37,540 based on recent market prices. The carrying amount of the revolving credit facility reflects the fair value based on current rates available to the Company for debt of the same remaining maturities. See note 4 for interest rates on outstanding long-term debt.


(4)     LONG-TERM DEBT

        Long-term debt consists of the following:

                                    DECEMBER 29, 1996       DECEMBER 31, 1995
                                    -----------------       ------------------
Revolving credit facility                $50,000                  67,144
Senior subordinated debt                  36,450                  36,450
                                         -------                 -------

           Total long-term debt          $86,450                 103,594
                                         =======                 =======


        Effective March 8, 1996, the Company entered into a credit agreement (the CIT Credit Agreement) among the Company and the CIT Group, which provided the Company with a three-year nonamortizing $100,000 revolving debt facility (the CIT Facility). Proceeds from the initial funding under the CIT Facility were used to repay in full all of the Company's outstanding obligations under its then existing revolving credit facility with General Electric Capital Corporation (the GECC Facility).

        Pursuant to the refinancing, the Company incurred a charge of $2,222, consisting of $1,160 in prepayment penalties and $1,062 related to a write-off of deferred finance costs related to the GECC Facility. The total charge is reflected as an extraordinary loss from early extinguishment of debt, net of income taxes of $937, in the statement of operations for the year ended December 29, 1996.

        Prior to March 8, 1996, the Company operated under a credit agreement dated October 20, 1994 as amended among the Company, General Electric Capital Corporation as Agent and Wells Fargo Bank, which provided the Company with a five-year nonamortizing $100,000 revolving debt facility. Proceeds from the initial funding under the GECC Facility were used to repay in full all of the Company's outstanding obligations under its then existing revolving debt facility and term debt loan with Union Bank of Switzerland, as agent and lender (the UBS Facility). Additionally, the GECC Facility allowed the Company to use up to $22,000 to repurchase the Company's senior subordinated debt (the Senior Debt). In 1994, the Company had repurchased $18,550 in the principal amount of the Senior Debt, utilizing $14,550 in borrowings under the GECC Facility. The Company paid a premium of $1,491 related to the repurchase of Senior Debt during 1994 and recorded a charge of $3,267 reflecting acceleration of the financing fees related to the retired UBS Facility and Senior Debt which were being amortized over the respective terms of the two facilities. The total charge of $4,758 is reflected as an extraordinary loss from early extinguishment of debt, net of income taxes of $1,903, in the statement of operations for the year ended January 1, 1995.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



        The CIT Facility bears interest at various rates based on the adjusted Eurorate (5.875% at December 29, 1996) plus 2.5% (LIBOR Borrowings) or the prime lending rate (8.25% at December 29, 1996) plus .75% (Base Rate Borrowings) and was secured by the trade accounts receivable, merchandise inventory and general intangible assets (as defined) of the Company. A fee of 3/8% is assessed on the unused portion of the facility. On December 29, 1996, the Company had $50,000 in LIBOR Borrowings and Letters of Credit of $4,368 outstanding. The Company's maximum eligible borrowing available under the facility is limited to 65% of eligible inventory. Available borrowings on the CIT Facility amounted to $27,632 at December 29, 1996.

        The unsecured senior subordinated debt is due 2002 and bears interest at 13.625%. The notes require mandatory sinking fund payments of 25% at September 15, 2000 and 2001. The notes may be redeemed in whole or from time to time in part at any time on and after September 15, 1997, at the option of the Company, at the redemption price set forth below with respect to the indicated redemption date, together with any accrued but unpaid interest to such redemption date.

        If redeemed during the 12-month period beginning September 15:

                          YEAR                            PERCENTAGE
         ---------------------------------------     ----------------------
         1997                                                105.839%
         1998                                                103.893
         1999                                                101.946
         2000 and thereafter                                 100.000
                                                             =======


        The various debt agreements contain restrictions on working capital, acquisition of treasury stock and payment of cash dividends. In addition, the agreements restrict liens on assets and the acquisition or sale of subsidiaries.

        The aggregate mandatory sinking fund requirements and annual maturities of long-term debt for each of the five years subsequent to December 29, 1996 are as follows:

         1997                                    $    --
         1998                                         --
         1999                                     50,000
         2000                                      9,113
         2001                                      9,113
         Thereafter                               18,224
                                                 =======

(5)     LEASES

        The Company currently leases certain stores, distribution facilities, vehicles and equipment under noncancelable operating leases that expire through the year 2018. These leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as maintenance and insurance. Certain leases contain options to purchase the leased assets.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)





        Certain leases contain escalation clauses and provide for contingent rentals based on percentages of sales. The Company recognizes rental expense on a straight-line basis over the terms of the underlying leases, without regard to when rentals are paid. The accrual of the noncash portion of this rental expense has been included in depreciation and amortization in the accompanying statements of operations and cash flows and deferred rent in the accompanying balance sheets.

        Rental expense for operating leases consisted of the following:

                                          YEAR ENDED              YEAR ENDED              YEAR ENDED
                                       DECEMBER 29, 1996      DECEMBER 31, 1995        JANUARY 1, 1995
                                       -----------------      -----------------        ---------------
Cash rental payments                       $23,670                  21,003                  18,482
Noncash rentals                                973                   3,344                     496
Contingent rentals                           1,038                     989                   1,275
                                           -------                  ------                  ------

           Rental expense                  $25,681                  25,336                  20,253
                                           =======                  ======                  ======


        Future minimum lease payments (cash rentals) under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 29, 1996 are:

         Year ending:
             1997                        $ 22,811
             1998                          22,478
             1999                          21,522
             2000                          20,370
             2001                          19,822
             Thereafter                   155,336
                                         --------

                                         $262,339
                                         ========

(6)     ACCRUED EXPENSES

        Accrued expenses consist of the following:

                                                  DECEMBER 29, 1996         DECEMBER 31, 1995
                                                  -----------------         -----------------
         Payroll and related expenses                  $ 8,849                      7,545
         Self-insurance reserves                         4,503                      6,011
         Sales tax                                       4,821                      4,427
         Other                                          10,195                      9,404
                                                       -------                     ------
                                                       $28,368                     27,387
                                                       =======                     ======

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



 (7)    INCOME TAXES

        Income tax expense, excluding tax benefit of extraordinary loss, consists of the following:

                                            CURRENT                  DEFERRED                 TOTAL
                                            -------                  --------                 -----
               1996:
                   Federal                  $ 2,273                   (1,445)                    828
                   State                        397                     (255)                    142
                                            -------                   ------                   -----
                                              2,670                   (1,700)                    970
                                            -------                   ------                   -----

               1995:
                   Federal                     --                        313                     313
                   State                       --                         55                      55
                                            -------                   ------                   -----
                                               --                        368                     368
                                            -------                   ------                   -----

               1994:
                   Federal                    1,769                     (151)                  1,618
                   State                        312                      (27)                    285
                                            -------                   ------                   -----

                                            $ 2,081                     (178)                  1,903
                                            =======                   ======                   =====


        The extraordinary losses in 1996 and 1994 are reported net of tax benefits of $937 and $1,903, respectively (note 4). Accordingly, the 1996 tax provision including the tax benefit of the extraordinary loss is $33. The 1994 tax provision including the tax benefit of the extraordinary loss is zero.

        The provision for income taxes differs from the amounts computed by applying the Federal statutory tax rate as follows:

                                                          YEAR ENDED DECEMBER      YEAR ENDED DECEMBER      YEAR ENDED JANUARY
                                                                29, 1996                 31, 1995                  1, 1995
                                                          -------------------      -------------------      ------------------

          Tax expense (benefit) at statutory rate               $ 1,763                   (2,084)                   2,171
          State taxes, net of Federal benefit                       307                     (363)                     364
          Increase (decrease) in valuation allowance, net
              of IRS adjustment                                  (1,215)                   2,990                      433
          MIS migration fees                                       --                       --                     (1,190)
          Other                                                     115                     (175)                     125
                                                                -------                   ------                   ------

                                                                $   970                      368                    1,903
                                                                =======                   ======                   ======

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



        Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

                                                                     DECEMBER 29, 1996     DECEMBER 31, 1995
                                                                     -----------------     -----------------
         Deferred assets:
             Self-insurance reserves                                      $ 1,849                 2,050
             Employee benefits                                              1,577                 1,167
             State taxes                                                       73                 1,065
             Net operating loss carryforward                                 --                   2,427
             Noncash rentals                                                2,150                 1,488
             Amortization of tangible and intangible assets                 1,292                  --
             Other                                                          1,103                   770
                                                                          -------                ------

                      Gross deferred tax assets                             8,044                 8,967

             Valuation allowance                                           (4,094)               (7,475)
                                                                          -------                ------

                      Net deferred tax assets                             $ 3,950                 1,492
                                                                          =======                ======

         Deferred liabilities:
             Basis in fixed assets                                        $ 2,250                 1,252
             Amortization of tangible and intangible assets                  --                     240
                                                                          -------                ------

                      Total deferred tax liabilities                      $ 2,250                 1,492
                                                                          =======                ======


        In 1996, the Company reduced the valuation allowance to reflect realizability of its deferred tax assets. In doing so, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 29, 1996, management's assessment indicated that net deferred tax assets of $1,700 were recoverable. The valuation allowance decrease of $3,381 from the December 31, 1995 balance includes an adjustment for the IRS matter described below.

        During 1996, the Company resolved certain audit issues with the IRS which resulted in the elimination and reclassification of certain temporary differences. The Company had established a valuation allowance against such temporary differences in previous years. Accordingly, the impact of resolving these audit issues was offset in 1996 by a corresponding decrease in the valuation allowance for those temporary differences eliminated.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)



        For the year ended December 31, 1995, management performed a similar assessment of the realizability of deferred taxes and concluded that a valuation allowance for the entire net deferred tax assets was required given the history of income tax losses experienced by the Company at the time. Accordingly, the valuation allowance was increased by $2,990 from the January 1, 1995 balance.


(8)     EMPLOYEE BENEFIT PLANS

        Effective January 4, 1993, the Company established a 401(k) plan to cover all eligible employees. All employees' contributions may be supplemented by Company contributions. The Company contributed $1,017 for the year ended December 29, 1996, $667 for the year ended December 31, 1995 and $1,060 for the year ended January 1, 1995 in employer matching and profit sharing contributions.

        Certain employees of the Company participate in a stock option plan of the parent company's stock. Options are granted by the Board of Directors with exercise prices equal to the fair market value of the parent company's stock, as determined by valuation models prepared by the Board. There were no stock options granted in 1995. For 1996, options to purchase 54,700 shares were granted on December 31, 1996 at an exercise price of $12 per share. The options vest and become exercisable in cumulative 20% installments commencing one year from the date of grant, with full vesting on the fifth anniversary. The plan terminates on September 25, 2002. Pro forma disclosures as defined by SFAS 123 are not applicable for the options granted in 1996 as vesting begins in 1997.

        The Company has no significant postretirement or postemployment benefits.


(9)     RELATED PARTY TRANSACTIONS

        The Company received certain administrative support services from a related party for which the Company pays a negotiated fee based on services provided. The services were terminated April 1995. These charges totaled $61 for the year ended December 31, 1995 and $1,099 for the year ended January 1, 1995.

        In addition, the Company leases certain property and equipment from a related party who leases this property and equipment from an outside party. Charges related to these leases totaled $1,008 for the year ended December 29, 1996, $1,857 for the year ended December 31, 1995 and $1,738 for the year ended January 1, 1995.

        The Company has an agreement to pay $568, plus expenses, annually to an advisor group of its investor. Certain individuals of the investor advisor group are members of the Company's Board of Directors. In 1996 and 1994, the Company paid this advisor group an additional $500 for services related to securing of the CIT and GECC facilities.

        Affiliates of the Company own $250 of the senior subordinated notes.


(10)    CONTINGENCIES

        The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

                           UNITED MERCHANDISING CORP.

                          (Dollar amounts in thousands)




(11)    BUSINESS CONCENTRATIONS

        The Company operates specialty sporting goods retail stores located principally in the Western states of the United States. The retail industry is impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Company's performance.


(12)    SALE LEASEBACK

        On March 5, 1996, the Company entered into a sale and leaseback agreement (the transaction) with regard to its warehouse facility located in Fontana, California. Prior to this transaction, the Company owned the land associated with the facility and leased the buildings and improvements. In contemplation of the transaction, the Company purchased the building and improvements at a purchase price of $8,910. The transaction was then completed with the sale of the land, building and improvements at a sale price of $13,900. The gain on the transaction was insignificant and will be amortized on a straight-line basis over the related lease term. The net cash proceeds after expenses totaled $4,728 which was used to repay a portion of the GECC Facility (note 4).

        Under the leaseback agreement, the Company has committed to lease the facility for ten years under a noncancelable operating lease. The future minimum lease payments are reflected in the future minimum lease payments under noncancelable operating leases (note 5).

        On October 31, 1996, the Company entered into a sale and leaseback agreement with regard to its store located in Culver City, California. The sale amount of the property was $817 resulting in a $214 loss for the Company which is included in the statements of operations. The Company has committed to lease the property for 15 years under a noncancelable operating lease. The future minimum lease payments are reflected in the future minimum lease payments under noncancelable leases (note 5).